Members of Boards of Managers and Officers

SAMUEL ADAMS†, Member
Counsel, Kirkpatrick & Lockhart LLP
Boston, Massachusetts

J. KERMIT BIRCHFIELD†, Member
Consultant; Chairman, Display Technology, Inc.; *Managing Director,* Century Partners, Inc., Gloucester, Massachusetts

JAMES R. BORDEWICK Jr.*, Assistant Secretary

STEPHEN E. CAVAN*, Secretary

WILLIAM R. GUTOW†, Member
Private investor and real estate consultant; Vice Chairman, Capitol Entertainment Management Company, Dallas, Texas

DAVID D. HORN, Member
Former Senior Vice President and General Manager, Sun Life Assurance Company of Canada,
New Vineyard, Maine

GARTH MARSTON†, Member
Former Chairman, The Provident Institution for Savings,
Boston, Massachusetts

DERWYN F. PHILLIPS†, Member
Former Vice Chairman, The Gillette Company,
Marblehead, Massachusetts

C. JAMES PRIEUR**, President

Sun Life Assurance Company of Canada (U.S.)

Annuity Service Mailing Address
c/o Sun Life Retirement Products and Services
P.O. Box 1024, Boston, MA 02103-9986

Investment Adviser
Massachusetts Financial Services Company
500 Boylston Street, Boston, MA 02116-3741

Distributor
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park, Wellesley Hills, MA 02481

Custodian
State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110-2875

Independent Auditors
Deloitte & Touche LLP
200 Berkeley Street, Boston, MA 02116-5022

Account Information
For account information, please call toll free: 1-800-752-7218 anytime from a touch-tone telephone.
To speak with a customer service representative, please call toll free: 1-800-752-7215 any business day from 8 a.m. to 6 p.m. Eastern time.

*MFS Investment Management
**Sun Life Assurance Company of Canada
†Independent Member

COUS-2 02/00 51M

Compass

PROFESSIONALLY MANAGED COMBINATION FIXED/VARIABLE ANNUITIES FOR PERSONAL INVESTMENTS AND QUALIFIED RETIREMENT PLANS

ANNUAL REPORT • DECEMBER 31, 1999

Capital Appreciation Variable Account
Global Governments Variable Account
(formerly World Governments Variable Account)
Government Securities Variable Account
High Yield Variable Account
Managed Sectors Variable Account
Money Market Variable Account
Total Return Variable Account

NOT FDIC INSURED | **MAY LOSE VALUE** | **NO BANK GUARANTEE**

Issued by
Sun Life Assurance Company of Canada (U.S.),
A Wholly Owned Subsidiary of
Sun Life of Canada (U.S.) Holdings, Inc.

Letter From the President

Dear Contract Owners,

One could easily argue that the Internet represents the greatest technological development most of us may see in our lifetimes. There is no disputing that this new communication medium is changing forever the way we work, play, and shop. One might also argue that investing in this new technology represents the investment opportunity of a lifetime. The question for any investor is whether and how to take advantage of it.

The popular press, it seems, would have us believe that by surfing the Web, we can learn everything we need to know about investing. Indeed, there is no doubt that Internet-delivered information and brokerage services enable individual investors to be well-informed and to trade at bargain prices. But we believe the facts argue that, for most of us, professionally managed investment portfolios purchased through a financial consultant *will* continue to be one of the best products for long-term investing in this new millennium.

Why do we believe managed portfolios plus professional advice will continue to define the best course of action for many investors? Let's look at some of the characteristics of a successful long-term investment approach.

- **Having a plan and sticking to it:** Our experience is that successful investors — those whose lives are enriched by the fruits of their investing — share two characteristics. They have a plan for reaching their monetary goals, and they stick with that plan through up markets and down. And for many investors, working with a financial consultant may be the best way to develop a plan. Although the Internet abounds with calculators for developing all sorts of investment plans, none has your consultant's high level of experience and an understand of your unique situation. And no calculator can counsel you during a down market, when you may be tempted to abandon your goals and your plan.
- **Diversification:** Few individual investors can afford to own a large number of holdings, so poor performance of one company can potentially drag down their entire personal portfolio. This is especially true when investing in volatile new areas such as the Internet. On the other hand, a diversified, professionally managed investment portfolio that owns dozens or even hundreds of holdings is better positioned to survive a disappointment in one or several investments.
- **Good in a down market:** As we enter the tenth year of the greatest bull market in history, it's easy to forget that market downturns are an almost inevitable part of investing. Few managed portfolios, of course, are going to be up when the overall market is down. But we believe diversified, professionally managed investment portfolios may be less likely to suffer the extreme downturns experienced by a large number of individual holdings when the market heads south.
- **MFS Original Research®:** The Internet is one of the greatest research tools ever invented, but it's still not the same as being eyeball to eyeball with the management of a company and discussing their plans for their firm's future.
- **Good performance at an acceptable level of risk:** Investing in individual stocks or bonds does indeed offer the potential of exhilarating performance that few managed portfolios even attempt. The downside is that the most exciting

Letter From the President — continued

investments are also likely to be the ones that give you sleepless nights. The diversification and professional management of managed portfolios helps make them inherently less risky than individual stock picking, and managed portfolios are available in a wide range of risk profiles.

We believe that now, more than ever, managed investment portfolios sold by an investment professional may offer many investors the best way to participate in whatever investment opportunities the new millennium may bring. The combination of professional portfolio management and professional advice recognizes the key reason that investors give us their money, because they don't want to make a hobby or a second profession out of investing, they simply want their money to work for them so they have a better likelihood of realizing their dreams.

As always, we appreciate your confidence in MFS and Sun Life, and welcome any questions or comments you may have.

Respectfully,



C. James Prieur
President of the Compass Accounts

January 15, 2000

Investments in variable annuities will fluctuate and may be worth more or less upon redemption.

Variable annuities are designed for long-term retirement investing; please see your financial consultant for more information.

The opinions expressed in this letter are those of C. James Prieur, and no forecasts can be guaranteed.

Management Review and Outlook

Capital Appreciation Variable Account

For the 12 months ended December 31, 1999, the Account provided a total return of 32.68%, which compares to a 21.04% return for the Standard & Poor's 500 Composite Index (the S&P 500). The S&P 500 is a popular, unmanaged index of common stock total return performance. The Account's performance includes the reinvestment of any distributions, but does not reflect any applicable contract or surrender charges.

In line with what we perceived as a shift in the overall markets, we repositioned the Account over the course of 1999 to try to take advantage of technology-related opportunities in three key areas: leisure, telecommunications, and technology itself.

In the leisure sector, the Account benefited from large positions in radio-station operators Infinity Broadcasting and Clear Channel Communications. As the major television networks have lost viewers to cable and as Americans have increased the time they spend in their cars, radio has gained advertising market share. A strong user of radio ads has been the Internet community, as a significant portion of the money raised by many Internet IPOs (initial public offerings) appears to be flowing into advertising. Infinity Broadcasting is known as a dominant owner of radio stations in the top 20 markets across the country. The company is also notable, we believe, for having very good management. Clear Channel Communications has traditionally been the leader in the markets outside the top 20 cities. However, through recent acquisitions, they also have moved heavily into the top 20 markets and into billboard advertising and European radio.

The portfolio's holdings in the telecommunications area were significantly increased this year to try

to profit from what we perceived as a global trend toward wireless communication of both voice and data. In the United States and in Europe, cellular providers have been striving to create national or continental networks, which could allow customers to pay a flat rate to use their phones anywhere. In the United States, the Account is invested in wireless network companies Nextel and Sprint PCS. We also have holdings in several European cellular networks we feel are potential candidates for stock price appreciation as they have thriving businesses in their own right and may be acquisition candidates. These companies include Bouygues, one of the largest French cellular operators; Telecom Italia Mobile, a cellular operator that serves Italy; and Mannesmann, a German cellular operator that recently acquired a British telecommunications company called Orange and is itself the current subject of a takeover attempt by Vodafone AirTouch, another British telecommunications company.

Mannesmann is also a good example of the global reach of MFS Original Research®. Its addition to the portfolio this year was in large part the result of ongoing discussions with our analyst in London, who believed that the company had potential to benefit from the global expansion of wireless communication, and also felt that Mannesmann could be a possible acquisition candidate. In fact, Mannesmann, as well as most of our other holdings in cellular providers, has been a strong performer this year.

The Account also has holdings in leading cellular equipment manufacturers, including Nokia and Motorola. In addition to allowing the Account to have profited from the recent high demand for voice handsets, this positions the portfolio to potentially benefit from wireless data communication using the Internet. We believe this will become a strong trend over the next several years, requiring users to purchase an entirely new class of cellular handsets and other devices designed to transmit data as well as voice.

A final key area for the Account this year was technology. In our opinion, technology has been by far the biggest driver of the market in the second half of 1999. Top portfolio holdings such as Cisco, Oracle, and Sun Microsystems have benefited from the tremendous changes taking place in technology, especially the ongoing building and upgrading of the Internet. Our experience with Cisco illustrates how we use research to make buying decisions.

Cisco had built a great business providing routers and other products for so-called enterprise computing, which is basically internal communications systems for large corporations. Early in 1999, we met with Cisco's management regarding their plans to expand into a new arena, developing routers and software for the Internet. Based on our meeting and further research, we became convinced that the market opportunity for Cisco over the next several years was huge, and we significantly increased our Cisco holding in the portfolio. Cisco has since become a major beneficiary of the buildup of the Internet, and the stock became one of our best-performing technology holdings of the year.

There were also holdings that disappointed us this year and detracted from performance. Most of these were in the area of consumer goods and services, which the market had seemed to favor for the last several years but turned against in 1999. Holdings in supermarkets, drugstore

chains, and office supply superstores — such as Safeway, CVS, and Office Depot — suffered lower price-to-earnings (P/E) multiples, largely because of the market's perception that these "brick and mortar" businesses would be hurt by online competitors and by the expansion of mega-stores such as Wal-Mart into their markets. We therefore reduced our consumer goods and services holdings over the course of the year and dramatically increased the portfolio's weightings in the better-performing technology and communications areas.

Looking ahead, we feel there will continue to be more growth opportunity in technology — and in associated areas like telecommunications and leisure — than just about anywhere else in the market. But we are concerned about the high valuations in these sectors. As market valuations in tech and tech-related stocks become increasingly higher than those in other sectors, we believe the risk increases of a correction at some point.

Another potential danger to the markets is rising interest rates. Our feeling is that rates may continue to increase somewhat in the first half of the year, but we don't expect that they will move dramatically in either direction. In our opinion, there is no major inflationary force to drive large rate increases, and we think the steps the Federal Reserve Board has taken will keep U.S. growth at a moderate level.

Global Governments Variable Account

For the 12 months ended December 31, 1999, the Account provided a total return of –5.42%, compared to a return of –4.27% for the Salomon Brothers World Government Bond Index (the Salomon Index), an unmanaged index of complete universes of government bonds with remaining maturities of at least five years. The Account's performance includes the reinvestment of any distributions, but does not reflect any applicable contract or surrender charges.

In 1999, most of the bond markets around the globe deteriorated due to concern that the growing global economy would spark inflationary pressures. In particular, market observers were concerned about an increase in personal consumption. Two of the most influential central banks — the U.S. Federal Reserve Board (the Fed) and the European Central Bank — reversed course with their monetary policies, raising interest rates in November as a pre-emptive move against inflation. Most other central banks followed suit. One exception was Japan, where the economy was only in the early stages of an economic recovery.

For the year, the Fed hiked short-term rates three times, neutralizing the three rate cuts it had implemented in late 1998 during the crisis in emerging markets. Similarly, the European Central Bank's November increase brought its key lending rate back to where it started the year. The European Central Bank did so after having lowered rates to stimulate growth in the first quarter of 1999. Meanwhile, Japanese monetary policy was very stable during the year, with the overnight discount rate unchanged at 0.50%.

During 1999, all bond markets in the Salomon Index — with the exception of Japan's — registered negative returns in local currency terms. The Japanese bond market and the Japanese yen were very strong during most of the year; Japan represents about 25% of the index and proved to be the only market in the

index to post positive returns in local currency. A significantly weak euro — its value relative to the U.S. dollar fell about 20% in 1999 — hurt returns in most European bond markets and detracted considerably from the return of the Salomon Index, about 40% of which is made up of bonds from countries within the euro bloc.

Similarly, exposure to weakening currencies pushed the Account's return into negative territory, with the euro the main culprit. Higher interest rates — and corresponding declining bond prices — also ate into returns for most of the year. Nevertheless, we were able to add value relative to the index by keeping the Account's duration — a measure of its sensitivity to changes in interest rates — shorter than that of the index. By keeping a shorter duration, the Account was less susceptible than the index to the negative price influence of higher interest rates. In addition, we added value through appropriate allocation of assets to the particular bond blocs (euro, dollar, etc.), and especially benefited from diversification into the top performing Japanese market. Another help to our performance was individual bond selection in the United Kingdom and Greece. The latter was the only country to lower rates in the fourth quarter of 1999, in preparation for its entry into European monetary union.

As the new millennium begins, we believe caution continues to be warranted for most bond markets. We expect both the Federal Reserve and the European Central Bank to further tighten monetary policy with most other Central Banks following. Looking more closely at the euro, we feel this beleaguered currency should be better supported this year as Western European markets become more economically liberated. We anticipate that the U.S. dollar will strengthen versus the yen and that the euro will strengthen versus the dollar and the yen. If the global economy continues to grow with modestly higher interest rates preventing inflation, the higher global real rates generated by tight monetary policies should eventually equate to more attractive bond markets.

Government Securities Variable Account

For the 12 months ended December 31, 1999, the Account provided a total return of -1.78% compared to a return of 1.86% for the Lehman Brothers Government/Mortgage Index (the Lehman Index), an unmanaged index of U.S. Treasury, government-agency, and mortgage-backed securities. The Account's performance includes the reinvestment of any distributions, but does not reflect any applicable contract or surrender charges.

At the beginning of 1999, prices and yields in the bond markets reflected a concern that ongoing financial crises abroad would spread and cause U.S. economic growth to be anemic. Indeed, the Federal Reserve Board (the Fed) cut interest rates three times in late 1998 in order to prop up the markets and the U.S. economy. However, the global economy stabilized, and investors turned their eyes back to the domestic scene. There, data throughout the year showed the U.S. economy growing more rapidly than expected, sustaining fears that such growth might spark inflation at some point. Historically low unemployment added fuel to the argument that inflation was imminent because tight labor markets caused employers to raise wages in order to attract or retain workers, passing on the added costs to the consumer in the form of price increases. Yields on most fixed-income securities rose in order to compensate investors for the

effects of anticipated inflation. In addition, the Fed felt compelled to reverse its monetary policy and take back the three rate cuts it had implemented in late 1998. By doing so, it hoped to restrain economic growth enough so that it would reach a noninflationary level. The Fed rate hikes occurred in June, August, and November. When interest rates and yields rose, bond prices fell; that's why the bond markets posted negative returns for 1999.

Looking more closely at the markets in which the Account invests, government-agency and mortgage-backed securities performed better than Treasuries. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) That's because the additional yield these two sectors offer over Treasuries have tended to provide somewhat of a cushion — relative to Treasuries — when interest rates are on the rise and bond prices decline. To that end, the Account benefited from an overweighted position in agency securities relative to the Lehman Index. Overall, we kept the Account's weighting in mortgage-backed securities at a neutral level relative to the index. Mortgage-backed securities carry a unique characteristic: they tend to become more sensitive to changes in interest rates, and thus more susceptible to price declines. Therefore, relative to the index, we were very careful to underweight mortgage securities earlier in the year before bringing that weighting to a neutral position in August and to a slightly overweighted one toward the end of the year. Over time, larger coupons offered by mortgage-backed securities are very attractive, and can help long-term, risk-adjusted returns.

The most significant strategy we pursued over the course of the year was a strong bias against investing in securities with maturities of three years or less. We did so because when the Fed implements its monetary policy, it tinkers with short-term interest rates. Not surprisingly, shorter-term yields rose most sharply when the Fed raised rates three times, so this positioning helped the Account's performance. In addition, we kept the Account's duration — a measure of its sensitivity to changes in interest rates — neutral relative to the Lehman Index. In a rising interest rate environment, a shorter duration is helpful because it helps insulate a portfolio from the negative effects of higher rates. In a declining interest-rate environment, you would want to have a long duration in order to benefit most from the bond price increases that accompany a fall in yields. During the year, the environment was uncertain and therefore not conducive to taking a strong stand one way or another on the direction of interest rates.

Looking forward, we feel the global economy appears headed for a period of significantly stronger growth. For its part, we believe the U.S. economy looks too strong to prevent inflation from creeping higher. Any evidence of higher inflation should provide the Fed with the ammunition it needs to hike short-term rates. Over the near term, it looks to us as if bonds will remain under pressure unless the stock market suffers a correction or the economy weakens. Longer term, we feel the outlook for bonds is better. Additional Fed action should reduce inflation fears — typically a positive backdrop for bond investors because inflation eats into the value of a bond's fixed payments. Further, any slowdown in the economy may attract investors to the bond markets, where they should be able to find values after this recent bear market.

For our part, we'll be looking to take advantage of the time when interest rates plateau, arranging the Account to try to profit from any steadying or rebound in the bond market. At some point, we think Treasury yields should offer value relative to alternatives in the government securities market. Then, we will most likely look to extend the Account's duration, hoping to prosper from the positive effects of declining interest rates.

High Yield Variable Account

For the 12 months ended December 31, 1999, the Account provided a total return of 6.55%. This result compares to a return of 2.39% for the Lehman Brothers High Yield Bond Index, an unmanaged index of non-investment-grade corporate debt. Over the same period, the Lipper High Yield Bond Index returned 4.78%. The Lipper mutual fund indices are unmanaged, net-asset-value weighted indices of the largest qualifying portfolios within their respective investment objectives, adjusted for the reinvestment of capital gain distributions and income dividends. The Account's performance includes the reinvestment of any distributions, but does not reflect any applicable contract or surrender charges.

While many high-yield companies benefited from improved operating results in 1999, the market's overall performance for the year was lackluster. Heavy new issuance of high-yield bonds and a rise in the default rate exerted downward pressure on the prices of existing bonds. The increase in credit problems was largely due to the effects soft oil prices and Medicare reform had on companies in the energy and health care industries, respectively.

While performance for most of the year was indeed lackluster, the high-yield bond market finished on a strong note as more investors began to appreciate the attractive spreads available in this segment of the marketplace.

Compared to its benchmarks, the Account performed relatively well this year. Our team held firm to the belief that avoiding mistakes is just as important as picking the best investments. That's why MFS Original Research® and depth of professional experience remained so critically important to the Account's relative success.

Our time-tested experience in the high-yield bond arena was critical to our ability to steer clear of many trouble spots and avoid many bankruptcies in various sectors of the economy. Years of observing the dynamics in energy and health care, for example, enabled us to anticipate as well as avoid many of the problems that ultimately plagued these industries.

The Account's performance benefited from an increased overweighting in the telecommunications sector, which has been one of the best performing sectors in the high-yield market. Deregulation, both here in the United States and in Europe, has contributed to the exceptional growth in new telecommunication networks, many of which have been financed with high-yield bonds. We continue to favor facility-based operators which are experiencing strong customer demand, in part due to the explosion of Internet traffic. The telecom sector has benefited from consolidation as well as equity investments from outside the industry. We invested in the debt of Nextel Communications, Inc. Our position in Nextel Communications also rose in value after Microsoft announced its $600 million investment in the company.

Our second largest exposure was in media, a highly defensive industry. Core holdings included

cable television and radio entities such as Charter Communications Holdings, one of the fastest growing companies in the field. Controlled by Paul Allen, the co-founder of Microsoft, Charter's valuation has risen following the increased utilization of cable networks as a means of accessing the Internet.

In addition to telecommunications and media, the Account also held the bonds of building products companies, many of which make materials used to renovate the nation's existing housing stock.

Given our optimistic outlook for continued growth of corporate earnings in 2000 as well as the higher yield levels available in the market today, we believe that high-yield bonds remain an attractive asset class.

Managed Sectors Variable Account

For the 12 months ended December 31, 1999, the Account provided a total return of 86.20%, which compares to a return of 21.04% for the S&P 500 and 41.65% for the Lipper Capital Appreciation Portfolio Index (the Lipper Index). The Lipper Index is an unmanaged net asset value-weighted measure of the largest qualifying portfolios with capital appreciation as their investment objective. The Account's performance includes the reinvestment of any distributions, but does not reflect any applicable contract or surrender charges.

We are pleased to report that the Account in 1999 showed impressive performance, both absolutely and as compared to our benchmarks. We attribute this success to our underlying investment philosophy. Our goal for the Account is to try to identify the best companies in the best industries — companies who are leaders in those industries experiencing accelerating growth driven by positive secular trends. We actively seek out such high-growth companies, especially those we believe have the potential for generating positive earnings surprises that exceed company predictions or Wall Street expectations.

To find such stocks, we tended in 1999 to focus on three general areas: telecommunications, technology with a telecommunications focus, and biotechnology. Furthermore, in our search for companies with the strongest relative earnings growth, we avoided companies whose earnings growth rate was slowing or plateauing — for example, financial services, where higher interest rates could put a damper on earnings, as well as many of the traditional steady earners such as drugstores, supermarkets, and office supply stores. It was our concern that the market would perceive these industries as being vulnerable to online-related competition. Our decision to underweight these areas freed up resources to invest in faster growing companies and industries which might benefit from a recovery in global growth.

In telecommunications, we sought out companies in the United States, Europe, and Japan, where we anticipated an accelerating shift to wireless communications. Cellular companies we own include NTT Mobile Communications Network, the largest cellular carrier in Japan; Bouygues, one of the largest French cellular operators; Sonera, owner of the largest cellular business in Finland; and VoiceStream, one of the few remaining U.S. wireless entities not yet owned by a large telecommunications company. Although we believe each of these companies can continue to do well on its own, we expect that some of them may become acquisition targets for larger companies aiming for global cellular

coverage. If that occurs, our portfolio may benefit from the takeover premium that has often affected stock prices in this industry.

In the area of technology, our premier holding has been QUALCOMM. This company owns patents for the CDMA technology standard used for wireless communication in many parts of the world. As a result of its patent position, QUALCOMM gets a royalty on the communications chips and on the handsets sold. Since a large part of its revenues come from licensing its patents, the company's earnings have benefited from high margins and high barriers to entry. However, despite its intellectual property strength, the company's stock has languished in recent years, in part because of an ongoing lawsuit with Ericsson over technology standards. Believing that the lawsuit would be settled in QUALCOMM's favor, we began to invest in it early this year. When the lawsuit was in fact settled favorably, and when global wireless growth turned out to be greater than expected, the stock responded spectacularly, amply rewarding our early endorsement. Since wireless penetration is only at about 30% of users in the United States, compared to 50%-60% in Europe, we believe that there will continue to be strong demand for products using QUALCOMM's technology. We further anticipate that business in this industry will expand in the future, as more devices and technologies become available for accessing data over the Internet. Thus, we continue to look to the telecommunications-related technology sector to find fast-growing companies.

In the biotechnology area, we identified MedImmune early as a company with great potential for accelerating growth. Its drug Synagis is used to treat a common form of viral pneumonia in premature infants; it may also be useful for treating lung-impaired elderly patients. Most importantly, we believe no competition exists or is anticipated. In our opinion, the potential worldwide market for this product alone is $2.5 billion. Since MedImmune's sales in 1999 were less than $400 million, we believe there is considerable potential for earnings growth over the next few years. We continue to seek out biotechnology companies positioned like MedImmune, with effective products directed towards a substantial but underserved market. We believe the biotechnology sector will provide exciting opportunities for the foreseeable future.

Looking forward to the year 2000 and beyond, we believe that the Account's challenge will be to continue its winning performance despite a more demanding environment of rising interest rates and high stock valuations. To try to accomplish this, we will continue with our present strategy of investing in what we see as the best companies in the fastest-growing industries, looking for stocks where we believe positive earnings surprises are likely and watching out for overpriced stocks where an earnings shortfall may prove disastrous. We will continue to emphasize those sectors that we believe offer the greatest opportunity, as we have seen in telecommunications, technology, and biotechnology. The new year holds the potential for a corrective period, especially with increasing interest rates. A correction may be precipitous, since valuations for many stocks are so extended. However, our focus on those special companies with robust growth in dynamic industries may allow us to hold to a successful course despite economic uncertainties.

Money Market Variable Account

As the Federal Reserve Board (the Fed) became nervous about inflationary forces picking up

steam due to the strength of the U.S. economy and the global recovery, the Fed began its first in a series of three 0.25% interest-rate increases on June 30, 1999. Essentially, these three rate hikes reversed the effects of the three reductions in the federal funds target rate — the rate at which banks may lend overnight funds to each other — in the fall of 1998. In response to Fed rate hikes, interest rates on short-term (90 day) securities increased approximately 100 basis points (1.00%) during the past year. The federal funds rate, which began 1999 at 4.75% ended the period at 5.50%. Because of the Fed's recent bias toward increasing rates, we've targeted 35 days for the average maturity of the Series' holdings.

We continue to limit the Account's investments to securities issued or guaranteed by the U.S. Treasury, agencies, or instrumentalities of the U.S. government, as well as to the highest quality corporate and bank issues, in order to provide maximum security against credit risk. On December 31, 1999, approximately 68% of the portfolio was invested in high-quality commercial paper, with the balance invested in U.S. government or government-guaranteed issues.

Investments in the Account are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Account seeks to preserve the value at $1.00 per unit, it is possible to lose money by investing in the Account.

Total Return Variable Account

For the 12 months ended December 31, 1999, the Account provided a total return of 2.71% compared to returns of 21.04% for the S&P 500 and –8.26% for the Lehman Brothers Government/Corporate Bond Index, an unmanaged market-value-weighted index of all debt obligations of the U.S. Treasury and U.S. government agencies (excluding mortgage-backed securities) and investment-grade U.S. corporate debt. The Account's performance includes the reinvestment of any distributions, but does not reflect any applicable contract or surrender charges.

The Account faced several headwinds during 1999. In the equity area, where we had 60% of our investments, our focus on value stocks held us back as investors favored growth stocks by ever-widening margins. Value stocks tend to have lower valuations than the overall stock market. They tend to be in mature industries, such as energy, financial services, and industrials, that have to be able to raise prices to grow earnings. By contrast, growth stocks — the most well known of which are in the technology and health care sectors — usually have proprietary products and high gross margins. Unfortunately, there was little pricing flexibility in the economy in 1999, so investors favored growth stocks. Not only did we have sizable investments in some of the market's weaker sectors, we also had few investments in the high-priced, top-performing technology area. Our 38% stake in bonds further hampered performance, as interest rates climbed and bond prices fell throughout the second half of the year.

Financial services and electric utilities stocks turned in particularly disappointing results in 1999. In financial services, the Account's biggest stock sector, both bank and insurance stocks suffered as rising interest rates squeezed valuations. We focused on insurance stocks, where we believe consolidation — which has already swept the banking industry — is just beginning. We believe this trend translates into strong potential for insurers like Hartford

Financial Services Group, a multiline insurance company with an excellent management team and demonstrated earnings growth. We owned companies like Chubb, a property and casualty insurer that has struggled because of weak pricing, and Lincoln National, an insurer that is selling off its less profitable businesses and focusing on its growing annuity business. Unfortunately, these stocks made little headway this past year. We kept a smaller stake in electric utilities, but the few names we owned, such as Carolina Power & Light, disappointed as earnings fell short of expectations and deregulation continued to take longer than expected.

By contrast, telecommunications and energy stocks were among our best performers. Telecommunications companies continued to benefit from the worldwide explosion in data communications and Internet traffic. We owned both GTE and Bell Atlantic, both of which did especially well following the announcement of their merger. Sprint, a long-distance carrier, also posted excellent returns. Energy stocks took off in 1999, thanks to rising oil prices, a promising supply/demand outlook, and industry consolidation. BP Amoco, the Account's largest investment, did well during the year thanks to synergies from its recent Amoco merger. Natural gas utilities also did well during the period. We owned El Paso Energy Corp. which recently merged with Sonat to create one of the largest natural gas companies in the country. Finally, the Account got a nice boost from stocks like Honeywell Inc., which recently merged with AlliedSignal Inc.; American Express, which produced double-digit earnings growth; and Time Warner, which rebounded as investors recognized the value of its cable assets.

During 1999, we found some of our best values overseas. We boosted our international investments, predominantly in Europe, where corporations are way behind the United States in terms of restructuring. As companies like Royal Dutch, an energy company, and Akzo Nobel, a chemical and pharmaceutical company, reorganize and cut costs to compete globally, we expect to see better earnings growth. We also began buying stocks in Japan, including Nippon Telegraph & Telephone, the large telephone utility, and Hitachi, an electronics company. By year-end, they had posted solid gains thanks in part to Japan's improving economy.

Back at home, we began building our stake in oil services companies like Noble Drilling and smaller exploration companies like Apache and Devon Energy. We expect these stocks to benefit in the coming year if earnings growth accellerates, as we anticipate. We also added to newspaper stocks like Gannett and The New York Times, which have enjoyed increased revenues as Internet companies spend heavily on advertising. Another major investment this past year was Motorola, a wireless communications equipment manufacturer whose stock was selling at a discount due to problems in its cellular handset division and a slump in semiconductor sales. As the company has taken steps to correct its problems and semiconductor sales began to turn around, the stock has made a comeback. We also believe there is good potential from stocks like SBC Communications (the former Southwestern Bell) and Mobil, which recently merged with Exxon. Although uncertainties dogged both names this past year, we believe they are better positioned than ever to be dominant players in their respective markets.

Management Review and Outlook — continued

We made few changes during the year on the bond side of our portfolio. We kept roughly two-thirds of our bond investments in corporate bonds and the rest in U.S. Treasuries and mortgage-backed securities. Early in 1999, we lowered the Account's duration, a measure of its sensitivity to interest-rate changes, to give us some protection from rising interest rates. By the fall, however, we had raised duration back to 5.3 years, reflecting our outlook that interest rates are just as likely to stay around current levels as to rise. Even if interest rates do go higher, we don't expect inflation to become a significant problem.

Going forward, we believe our long-term value orientation and balanced approach may help contract owners to participate in the stock market's gains while attempting to provide some protection in the event of a market downturn. Over long periods, returns on growth and value stocks have been very similar, as evidence by the S&P/BARRA Value and Growth Indices. The S&P/BARRA Value and Growth Indices are comprised of U.S. companies split into two groups based on price-to-book ratios to create growth and value indices. We're confident that value stocks will eventually return to favor, benefiting the Account.

The opinions expressed in this report are those of the portfolio managers and are only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The portfolios are actively managed, and current holdings may be different.

It is not possible to invest directly in an index.

Investment Objectives and Policies

Capital Appreciation Variable Account (CAVA) seeks capital appreciation by investing in securities of all types, with a major emphasis on common stocks.

Global Governments Variable Account (GVA) seeks moderate current income and preservation and growth of capital by investing in a portfolio of U.S. and foreign government securities. Investments in foreign and emerging market securities may provide superior returns but also involve greater risk than U.S. investments. Investments in foreign and emerging market securities may be favorably or unfavorably affected by changes in interest rates and currency exchange rates, market conditions, and the economic and political conditions of the countries where investments are made. These risks may increase unit price volatility.

Government Securities Variable Account (GSVA) seeks current income and preservation of capital by investing in U.S. government and government-related securities. Government guarantees apply to individual securities only and not to prices and yields of shares in a managed portfolio.

High Yield Variable Account (HYVA) seeks current income and capital appreciation by investing primarily in fixed-income securities of U.S. and foreign issuers that may be in the lower-rated categories or unrated and may include equity features. Lower-rated securities may provide greater returns, but they are also associated with greater-than-average risk. These risks may increase unit price volatility.

Managed Sectors Variable Account (MSVA) seeks capital appreciation by varying the weighting of its portfolio of common stocks among certain industry sectors. Dividend income, if any, is incidental to its objective of capital appreciation. The Account may focus its investments in certain sectors, thereby increasing its vulnerability to any single economic, political, or regulatory development. These risks may increase unit price volatility.

Money Market Variable Account (MMVA) seeks maximum current income to the extent consistent with stability of principal by investing exclusively in money market instruments maturing in less than 13 months.

Total Return Variable Account (TRVA) seeks primarily to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income. Assets will be allocated and reallocated from time to time between money market, fixed-income, and equity securities. Under normal market conditions, at least 25% of the Account's assets will be invested in fixed-income securities, and at least 40% and no more than 75% of its assets will be invested in equity securities.

One-year performance through December 31, 1999

	Compass 2 (U.S.)	Compass 3 (U.S.)
Capital Appreciation Variable Account	30.98%	30.85%
Global Governments Variable Account	(6.58)%	(6.72)%
Government Securities Variable Account	(3.04)%	(3.14)%
High Yield Variable Account	5.18%	5.08%
Managed Sectors Variable Account	83.93%	83.66%
Money Market Variable Account	3.30%	3.19%
Total Return Variable Account	1.44%	1.29%

These performance results reflect any applicable contract or surrender charges. Past performance is no guarantee of future results.

Portfolio of Investments — December 31, 1999

Capital Appreciation Variable Account

Stocks — 98.9%

Issuer	Shares	Value
U.S. Stocks — 83.4%		
Advertising — 1.1%		
Young & Rubicam, Inc.	133,200	$ 9,423,900
Automotive — 0.3%		
Harley-Davidson, Inc.	33,700	$ 2,158,906
Banks and Credit Companies — 0.9%		
Providian Financial Corp.	80,700	$ 7,348,744
Broadcasting — 0.3%		
Radio One, Inc.*	3,800	$ 349,600
Spanish Broadcasting Systems, Inc.*	58,550	2,356,637
		$ 2,706,237
Business Machines — 2.1%		
Sun Microsystems, Inc.*	236,000	$18,275,250
Business Services — 0.9%		
Airnet Commerce Corp.*	1,430	$ 52,016
Bea Systems, Inc.*	15,000	1,049,063
Digimarc Corp.*	34,970	1,748,500
eBenX, Inc.*	360	16,290
Finisar Corp.*	1,120	100,660
First Data Corp.	89,400	4,408,537
McAfee.com Corp.*	1,640	73,800
Official Payments Corp.*	1,310	68,120
Virginia Linux Systems, Inc.*	770	159,101
		$ 7,676,087
Cellular Telephones — 1.6%		
Sprint Corp. (PCS Group)*	132,400	$13,571,000
TeleCorp PCS, Inc.*	1,440	54,720
		$13,625,720
Computer Software — Personal Computers — 4.6%		
America Online, Inc.*	123,600	$ 9,324,075
Microsoft Corp.*	257,800	30,098,150
		$39,422,225
Computer Software — Services — 1.6%		
EMC Corp.*	123,100	$13,448,675
Informatica Corp.*	800	85,100
Intertrust Technologies Corp.*	900	105,862
Metasolv Software, Inc.*	710	58,043
		$13,697,680

Issuer	Shares	Value
Computer Software — Systems — 12.0%		
Agile Software Corp.*	2,000	$ 434,469
Ariba, Inc.*	2,600	461,175
BMC Software, Inc.*	190,700	15,244,081
Cadence Design Systems, Inc.*	407,600	9,782,400
Computer Associates International, Inc.	110,050	7,696,622
Compuware Corp.*	338,700	12,616,575
Comverse Technology, Inc.*	31,600	4,574,100
Foundry Networks, Inc.*	925	279,061
JNI Corp.*	775	51,150
Keane, Inc.*	27,500	873,125
Open TV Corp.*	1,060	85,065
Oracle Corp.*	383,112	42,932,488
VERITAS Software Corp.*	53,100	7,599,938
		$102,630,249
Conglomerates — 3.0%		
Sodexho Marriott Services, Inc.	91,700	$ 1,192,100
Tyco International Ltd.	636,000	24,724,500
		$ 25,916,600
Consumer Goods and Services — 1.2%		
Colgate-Palmolive Co.	70,300	$ 4,569,500
Galileo International, Inc.	184,100	5,511,494
		$ 10,080,994
Electrical Equipment — 2.0%		
General Electric Co.	109,000	$ 16,867,750
Electronics — 6.5%		
Agilent Technologies, Inc.*	42,880	$ 3,315,160
Altera Corp.*	78,700	3,900,569
Analog Devices, Inc.*	134,900	12,545,700
E Tek Dynamics, Inc.*	15,600	2,100,150
Flextronics International Ltd.*	177,800	8,178,800
Intel Corp.	48,900	4,025,081
KLA-Tencor Corp.*	7,700	857,587
Lam Research Corp.*	8,700	970,594
LSI Logic Corp.*	28,800	1,944,000
Micron Technology, Inc.*	29,400	2,285,850
Novellus Systems, Inc.*	46,100	5,648,691
SCI Systems, Inc.*	49,400	4,060,062
SDL, Inc.*	14,000	3,052,000
Teradyne, Inc.*	15,500	1,023,000

Stocks — continued

Issuer	Shares	Value
Electronics — continued		
Varian Semiconductor Equipment Associates, Inc.*	37,800	$ 1,285,200
Virata Corp.*	530	15,834
		$ 55,208,278
Entertainment — 8.8%		
CBS Corp.*	168,900	$ 10,799,044
Clear Channel Communications, Inc.*	181,576	16,205,658
Comcast Corp., “A”	281,500	14,233,344
Infinity Broadcasting Corp.*	463,400	16,769,287
Macromedia, Inc.*	23,400	1,711,125
Radio Unica Communications Co.*	1,525	44,034
Time Warner, Inc.	167,600	12,140,525
Univision Communications, Inc., “A”*	28,600	2,922,563
		$ 74,825,580
Financial Institutions — 2.9%		
Citigroup, Inc.	154,800	$ 8,601,075
Financial Federal Corp. *	113,950	2,599,485
Goldman Sachs Group, Inc.	48,300	4,549,256
Morgan Stanley Dean Witter & Co.	62,400	8,907,600
		$ 24,657,416
Food and Beverage Products — 0.4%		
Keebler Foods Co.*	124,200	$ 3,493,125
Forest and Paper Products — 0.5%		
Bowater, Inc.	78,200	$ 4,247,237
Insurance — 1.9%		
American International Group, Inc.	96,761	$ 10,462,283
Aon Corp.	51,300	2,052,000
Gallagher (Arthur J.) & Co.	22,300	1,443,925
Marsh & McLennan Cos., Inc.	23,100	2,210,381
		$ 16,168,589
Internet — 2.3%		
Agency.com, Inc.*	400	$ 20,400
Akamai Technologies, Inc.*	1,275	417,722
Allaire Corp.*	7,200	1,053,450
C Bridge Internet Solutions, Inc.*	490	23,826
CacheFlow, Inc.*	1,050	137,222
CNET, Inc.*	21,500	1,220,125
Deltathree.com, Inc.*	630	16,223
Internet — continued		
Digital Impact, Inc.*	840	$ 42,105
Digital Insight Corp.*	1,250	45,469
Ebay, Inc.*	26,800	3,355,025
eSPEED, Inc.*	1,800	64,012
Expedia, Inc.*	950	33,250
FreeMarkets, Inc.*	300	102,394
Harris Interactive, Inc.*	600	7,838
Internap Network Services Corp.*	2,675	462,775
Jupiter Communications, Inc.*	700	21,175
Lifeminders.com, Inc.*	580	33,495
Mediaplex, Inc.*	710	44,552
MedicaLogic, Inc.*	1,010	21,210
NextCard, Inc.*	54,500	1,573,687
OnDisplay, Inc.*	190	17,266
Retek, Inc.*	720	54,180
SciQuest.com, Inc.*	720	57,240
VeriSign, Inc.*	58,500	11,169,844
		$ 19,994,485
Medical and Health Products — 1.1%		
American Home Products Corp.	145,600	$ 5,742,100
Pharmacia & Upjohn, Inc.	73,200	3,294,000
		$ 9,036,100
Medical and Health Technology and Services — 0.7%		
Health Management Associates, Inc., “A”*	424,800	$ 5,681,700
Oils — 0.7%		
Conoco, Inc., “A”	151,200	$ 3,742,200
EOG Resources, Inc.	148,900	2,615,056
		$ 6,357,256
Photographic Products		
Polaroid Corp.	21,000	$ 395,063
Restaurants and Lodging — 0.9%		
Cendant Corp.*	184,726	$ 4,906,784
Wendy’s International, Inc.	154,500	3,186,563
		$ 8,093,347
Special Products and Services — 0.1%		
Harmonic Lightwaves, Inc.*	5,700	$ 541,144

Portfolio of Investments — continued

Stocks — continued

Issuer	Shares	Value
Stores — 4.4%		
Costco Wholesale Corp.*	108,400	$ 9,891,500
CVS Corp.	199,300	7,959,544
Office Depot, Inc.*	175,550	1,920,078
Tandy Corp.	114,300	5,622,131
Wal-Mart Stores, Inc.	171,900	11,882,588
		$ 37,275,841
Supermarkets — 1.4%		
Kroger Co.*	258,000	$ 4,869,750
Safeway, Inc.*	197,000	7,005,812
		$ 11,875,562
Telecommunications — 17.3%		
American Tower Corp., "A"*	35,700	$ 1,091,081
Ancor Communications, Inc.*	50,375	3,419,203
AT&T Corp.*	90,100	5,113,175
Bell Atlantic Corp.	59,500	3,662,969
Cisco Systems, Inc.*	387,350	41,494,869
Corning, Inc.	87,300	11,256,244
Cox Communications, Inc.*	119,600	6,159,400
EchoStar Communications Corp.*	29,300	2,856,750
Emulex Corp.*	11,500	1,293,750
Firstcom Corp.*	44,600	1,639,050
Global TeleSystems Group, Inc.*	178,000	6,163,250
iBasis, Inc.*	340	9,775
Lucent Technologies, Inc.	53,500	4,002,469
MCI WorldCom, Inc.*	317,820	16,864,324
Metromedia Fiber Network, Inc., "A"*	9,180	440,066
Motorola, Inc.	64,400	9,482,900
Network Solutions, Inc.*	19,700	4,285,981
Next Level Communications, Inc.*	720	53,910
NEXTEL Communications, Inc.*	78,800	8,126,250
Nextlink Communications, Inc., "A"*	42,800	3,555,075
Nortel Networks Corp.	53,000	5,353,000
NTL, Inc.*	8,200	1,022,950
Qwest Communications International, Inc.*	132,498	5,697,414
Tritel, Inc.*	1,030	32,638
Winstar Communications, Inc.*	63,400	4,770,850
		$147,847,343
Utilities — Electric — 1.9%		
AES Corp.*	211,200	$ 15,787,200
Total U.S. Stocks		$711,315,608

Issuer	Shares	Value
Foreign Stocks — 15.5%		
Bermuda — 0.9%		
Global Crossing Ltd. (Telecommunications)*	155,000	$ 7,750,000
Canada — 0.9%		
Abitibi-Consolidated, Inc. (Forest and Paper Products)	197,000	$ 2,339,375
BCE, Inc. (Telecommunications)	58,900	5,312,044
		$ 7,651,419
Finland — 2.0%		
Nokia Corp., ADR (Telecommunications)	91,100	$ 17,309,000
France — 1.1%		
Bouygues S.A. (Telecommunications)	14,700	$ 9,341,558
Germany — 2.0%		
Mannesmann AG (Conglomerate)	69,100	$ 16,666,952
Israel — 0.2%		
Partner Communications Co. Ltd., ADR (Cellular Telephones)*	73,525	$ 1,902,459
Italy — 1.9%		
Telecom Italia Mobile S.p.A. (Telecommunications)	1,417,400	$ 15,830,571
Japan — 2.1%		
Daiwa Securities Group, Inc. (Banks and Credit Cos.)	332,000	$ 5,195,420
Hitachi Ltd. (Electronics)	144,000	2,311,215
Nippon Telephone & Telegraph Co. (Utilities — Telephone)	200	3,425,328
NTT Mobile Communications Network, Inc. (Telecommunications)	180	6,923,077
		$ 17,855,040
Netherlands — 1.6%		
KPN N.V. (Telecommunications)*	92,800	$ 9,056,166
Libertel N.V. (Cellular Telephones)*	179,900	4,710,610
		$ 13,766,776

Stocks — continued

Issuer	Shares	Value
Singapore — 0.8%		
Chartered Semiconductor Manufacturing Co., ADR (Electronics)*	95,500	$ 6,971,500
Spain — 0.4%		
Terra Networks S.A. (Internet)*	56,600	$ 3,092,351
Sweden — 1.1%		
Ericsson LM, ADR (Telecommunications)	142,900	$ 9,386,744
United Kingdom — 0.5%		
British Telecommunications PLC (Telecommunications)*	179,100	$ 4,336,548
NDS Group PLC, ADR (Internet)*	2,150	65,575
		$ 4,402,123
Total Foreign Stocks		$131,926,493
Total Stocks (Identified Cost, $535,165,690)		$843,242,101

Short-Term Obligation — 1.0%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$8,700	$ 8,699,348
Total Investments (Identified Cost, $543,865,038)		$851,941,449
Other Assets, Less Liabilities — 0.1%		1,249,652
Net Assets – 100.0%		$853,191,101

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Global Governments Variable Account

Bonds — 77.7%

Issuer		Principal Amount (000 Omitted)	Value
U.S. Government Guaranteed — 0.7%			
Federal National Mortgage Association, 1.75s, 2008	JPY	10,000	$ 99,971
U.S. Bonds — 35.9%			
U.S. Treasury Notes, 6s, 2004	$	325	$ 319,920
U.S. Treasury Notes, 3.875s, 2009		307	297,009
U.S. Treasury Notes, 5.875s, 2005		4,480	4,349,094
U.S. Treasury Notes, 7.875s, 2004		375	396,503
			$ 5,362,526
Total U.S. Bonds			$ 5,462,497
Foreign Bonds — 41.1%			
Canada — 2.2%			
Government of Canada, 5s, 2004	CAD	495	$ 325,490
Denmark — 2.1%			
Kingdom of Denmark, 7s, 2007	DKK	2,084	$ 308,256
France — 2.0%			
Republic of France, 4s, 2009	EUR	332	$ 297,578
Germany — 13.0%			
Republic of Germany, 4.5s, 2009	EUR	2,063	$ 1,945,717
Greece — 3.0%			
Hellenic Republic, 8.9s, 2003	GRD	74,000	$ 241,282
Republic of Greece, 8.6s, 2008		24,000	82,870
Hellenic Republic, 8.7s, 2005		39,000	130,556
			$ 454,708
Italy — 6.8%			
Republic of Italy, 5s, 2008	EUR	1,046	$ 1,019,612
Sweden — 2.0%			
Kingdom of Sweden, 6s, 2005	SEK	400	$ 48,165
Kingdom of Sweden, 9s, 2009		900	130,418
Kingdom of Sweden, 13s, 2001		900	117,852
			$ 296,435
United Kingdom — 10.0%			
United Kingdom Treasury, 6.5s, 2003	GBP	920	$ 1,498,429
Total Foreign Bonds			$ 6,146,225
Total Bonds (Identified Cost, $12,285,170)			$ 11,608,722

Portfolio of Investments — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Short-Term Obligation — 16.4%		
Federal Home Loan Mortgage Corp., due 1/03/00 at Amortized Cost	$ 2,455	$ 2,454,796

Call Options Purchased — 0.1%

Description/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Canadian Dollar/September/1.55	CHF 1,097	$ 16,721
Swiss Francs/Euro Dollars/ February/1.59	CAD 2,314	773
Total Call Options Purchased (Premiums Paid, $18,922)		$ 17,494
Put Options Purchased — 0.6%		
Euro Dollars/February/1.05	EUR 1,139	$ 4,311
Japanese Yen/January/110	JPY 2,390	698
Japanese Yen/January/110	111,208	890
Japanese Government Bond Future/February/130	90,000	26,336
Japanese Government Bond Future/February/128	110,000	53,396
Total Put Options Purchased (Premiums Paid, $57,298)		$ 85,631
Total Investments (Identified Cost, $14,816,186)		$ 14,166,643
Call Options Written		
Australian Dollars/April/0.625	AUD 986	$ (4,983)
Canadian Dollars/September/1.4	CAD 1,058	(5,729)
Japanese Government Bond Future/February/130	JPY 90,000	(3,435)
Japanese Government Bond Future/February/128	110,000	(1,722)
Total Call Options Written (Premiums Received, $60,233)		$ (15,869)
Put Options Written		
Canadian Dollar/September/1.55 (Premiums Received, $7,181)	CAD 1,172	$ (1,025)
Other Assets, Less Liabilities — 5.3%		794,660
Net Assets—100.0%		$ 14,944,409

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999
Government Securities Variable Account

Bonds — 98.4%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Federal Agencies — 55.3%		
Aid to Israel, 6.6s, 2008	$ 985	$ 966,049
Aid To Peru, 9.98s, 2008	1,637	1,807,391
Empresa Energetica Cornito Ltd., 6.07s, 2010	4,000	3,642,000
Federal Home Loan Mortgage Corp., 6.5s, 2026–2029	15,641	14,746,919
Federal Home Loan Mortgage Corp., 7.5s, 2027–2028	2,212	2,188,838
Federal Housing Authority, 7.43s, 2022	3,310	3,217,937
Federal National Mortgage Assn., 5.625s, 2004	3,750	3,583,575
Federal National Mortgage Assn., 6.13s, 2011	972	934,725
Federal National Mortgage Assn., 6.5s, 2025–2027	7,776	7,326,528
Federal National Mortgage Assn., 6.75s, 2003	1,965	1,949,806
Federal National Mortgage Assn., 6.84s, 2011	3,050	3,003,297
Federal National Mortgage Assn., 7s, 2029	12,535	12,120,017
Federal National Mortgage Assn., 7.27s, 2005	3,833	3,793,616
Federal National Mortgage Assn., 7.5s, 2014	3,372	3,393,374
Federal National Mortgage Assn., 7.522s, 2020	19	17,815
Federal National Mortgage Assn., 8.5s, 2007	105	106,650
Federal National Mortgage Assn., 10s, 2018	1,893	2,042,813
Financing Corp., 9.8s, 2018	5,000	6,261,700
Financing Corp., 10.35s, 2018	1,950	2,556,021
Resolution Funding Corp., 8.875s, 2020	3,700	4,411,658
Tennessee Valley Authority, 0s to 2012, 8.25s to 2042	7,250	3,133,522
U.S. Department of Housing & Urban Development, 6.59s, 2016	2,045	1,803,434
U.S. Department of Veterans Affairs, 7.5s, 2009	3,400	3,379,804
		$ 86,387,489

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Government Guaranteed — 43.1%		
Government National Mortgage Association — 18.8%		
GNMA, 6.5s, 2027–2029	$ 4,197	$ 3,938,912
GNMA, 7s, 2008–2029	6,425	6,241,451
GNMA, 7.5s, 2022–2029	14,529	14,369,881
GNMA, 8s, 2024–2027	4,233	4,275,519
GNMA, 11s, 2010–2019	323	355,610
GNMA, 12.5s, 2015	44	49,132
GNMA, 14s, 2014–2015	31	35,218
		$ 29,265,723
Small Business Administration — 2.7%		
SBA, 8.2s, 2005	$ 521	$ 526,052
SBA, 8.4s, 2007	183	187,953
SBA, 6.24s, 2009	2,500	2,350,000
SBA, 8.7s, 2009	870	903,411
SBA, 10.05s, 2009	216	229,659
		$ 4,197,075
U.S. Treasury Obligations — 21.6%		
U.S. Treasury Bonds, 10.375s, 2012	$ 3,300	$ 4,011,546
U.S. Treasury Bonds, 9.875s, 2015	9,000	11,640,960
U.S. Treasury Bonds, 3.625s, 2028	4,604	4,112,365
U.S. Treasury Bonds, 3.875s, 2029	4,089	3,816,500
U.S. Treasury Bonds, 5.25s, 2029	500	413,435
U.S. Treasury Notes, 5.5s, 2000	4,000	3,995,000
U.S. Treasury Notes, 8s, 2001	2,700	2,762,424
U.S. Treasury Notes, 6.5s, 2002	3,000	3,014,520
		$ 33,766,750
Total U.S. Government Guaranteed		$ 67,229,548
Total Bonds (Identified Cost, $157,402,876)		$153,617,037

Issuer	Principal Amount (000 Omitted)	Value
Short-Term Obligation — 2.2%		
Federal Home Loan Bank, due 1/05/00, at Amortized Cost	$3,335	$ 3,334,444
Repurchase Agreement — 0.7%		
Goldman Sachs, dated 12/31/99, due 01/03/00, total to be received $1,120,187 (secured by various U.S. Treasury and Federal Agency obligations in a jointly traded account), at Cost	$1,120	$ 1,120,000
Total Investments (Identified Cost, $161,857,320)		$158,071,481
Other Assets, Less Liabilities—(1.3%)		$ (1,952,286)
Net Assets—100.0%		$156,119,195

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999
High Yield Variable Account

Bonds — 89.8%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 76.8%		
Aerospace — 4.4%		
Airplane Pass-Through Trust, 10.875s, 2019†	$ 750	$ 649,211
Argo Tech Corp., 8.625s, 2007	1,175	1,045,750
BE Aerospace, Inc., 8s, 2008	75	64,688
K & F Industries, Inc., 9.25s, 2007	1,400	1,344,000
L-3 Communications Corp., 10.375s, 2007	500	516,875
L-3 Communications Corp., 8.5s, 2008	210	197,663
MOOG, Inc., 10s, 2006	1,420	1,441,300
Stellex Industries, Inc., 9.5s, 2007	75	53,906
United Defense Industries, Inc., 8.75s, 2007	330	314,325
		$ 5,627,718
Building Materials — 2.7%		
AAF-McQuay, Inc., 8.875s, 2003	$ 150	$ 127,125
Formica Corp., 10.875s, 2009	500	460,000
MMI Products, Inc., 11.25s, 2007	375	386,250
Nortek, Inc., 9.25s, 2007	1,300	1,270,750
UDC Homes, Inc., 14.5s, 2000	3	1,465
Williams Scotsman, Inc., 9.875s, 2007	1,250	1,209,375
		$ 3,454,965
Business Services — 1.1%		
Anacomp, Inc., 10.875s, 2004	$ 500	$ 497,500
Iron Mountain, Inc., 10.125s, 2006	450	459,000
Pierce Leahy Corp., 11.125s, 2006	423	451,553
		$ 1,408,053
Chemicals — 2.1%		
Huntsman ICI Chemicals, Inc., 10.125s, 2009##	$ 700	$ 721,000
Lyondell Chemical Co., 9.625s, 2007	550	562,375
Lyondell Chemical Co., 9.875s, 2007	500	512,500
Sterling Chemicals, Inc., 12.375s, 2006	375	386,250
Sterling Chemicals, Inc., 11.25s, 2007	575	414,000
Sterling Chemicals, Inc., 0s to 2001, 13.5 to 2008	300	78,000
		$ 2,674,125
Consumer Goods and Services — 4.6%		
American Safety Razor Co., 9.875s, 2005	$1,000	$ 980,000
General Binding Corp., 9.375s, 2008	860	384,850
Kindercare Learning Centers, Inc., 9.5s, 2009	700	673,750
Polymer Group, Inc., 8.75s, 2008	750	725,625
Remington Products Co. LLC, 11s, 2006	350	269,500
Revlon Consumer Products Corp., 8.125s, 2006	1,100	797,500
Samsonite Corp., 10.75s, 2008	1,030	870,350
Sealy Mattress Co., 9.875s, 2007	165	165,412
Simmons Co., 10.25s, 2009	455	430,544
Synthetic Industries, Inc., 13s, 2000	725	714,125
		$ 6,011,656
Container, Forest and Paper Products — 7.4%		
Applied Extrusion Technologies, Inc., 11.5s, 2002	$ 325	$ 329,875
Atlantis Plastics, Inc., 11s, 2003	300	303,000
Ball Corp., 8.25s, 2008	50	48,375
Buckeye Cellulose Corp., 9.25s, 2008	1,000	1,010,000
Buckeye Technologies, Inc., 8s, 2010	175	162,313
Gaylord Container Corp., 9.75s, 2007	1,420	1,334,800
Gaylord Container Corp., 9.875s, 2008	715	614,900
Graham Packaging/GPC Capital Co., 8.75s, 2008	200	192,000
Riverwood International Corp., 10.25s, 2006	995	1,009,925
Riverwood International Corp., 10.875s, 2008	550	539,000
Silgan Holdings, Inc., 9s, 2009	800	768,000
Speciality Paperboard, Inc., 9.375s, 2006	1,400	1,414,000
U.S. Can Corp., 10.125s, 2006	950	971,375
U.S. Timberlands, 9.625s, 2007	985	913,587
		$ 9,611,150
Corporate Asset Backed — 0.7%		
Merrill Lynch Mortgage Investors, Inc., 8.426s, 2022†	$1,000	$ 935,625

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Energy — 3.4%		
Cheasapeake Energy Corp., 9.625s, 2005	$1,230	$ 1,168,500
Clark Refining & Marketing, Inc., 8.625s, 2008	450	295,875
Continental Resources, Inc., 10.25s, 2008	925	814,000
Forest Oil Corp., 10.5s, 2006	625	631,250
Ocean Energy, Inc., 8.875s, 2007	350	347,375
P&L Coal Holdings Corp., 8.875s, 2008	350	342,125
P&L Coal Holdings Corp., 9.625s, 2008	855	831,487
		$ 4,430,612
Entertainment — 0.3%		
AMC Entertainment, Inc., 9.5s, 2009	$ 425	$ 375,063
Financial Institutions — 0.9%		
Willis Corroon Corp., 9s, 2009	$1,400	$ 1,165,500
Gaming and Hotels — 6.8%		
Aztar Corp., 8.875s, 2007	$ 925	$ 888,000
Boyd Gaming Corp., 9.5s, 2007	885	876,150
Coast Hotels & Casinos, Inc., 9.5s, 2009	1,470	1,411,200
Eldorado Resorts LLC, 10.5s, 2006	1,800	1,836,000
Hollywood Park, Inc., 9.25s, 2007	600	594,000
Isle of Capri Casinos, Inc., 8.75s, 2009	550	510,125
Park Place Entertainment Corp., 7.875s, 2005	850	811,750
Prime Hospitality Corp., 9.75s, 2007	385	372,487
Santa Fe Hotel, Inc., 11s, 2000	1,065	1,043,700
Station Casinos, Inc., 8.875s, 2008	475	456,000
		$ 8,799,412
Industrial — 7.5%		
Allied Waste North America, Inc., 10s, 2009##	$ 200	$ 178,500
Blount, Inc., 13s, 2009##	400	422,000
Columbus Mckinnon Corp., 8.5s, 2008	515	457,062
Day International Group, Inc., 11.125s, 2005	950	973,750
Industrial — continued		
Dura Operating Corp., 9s, 2009	$ 500	$ 470,000
Envirosource, Inc., 9.75s, 2003	345	223,388
Fairfield Manufacturing, Inc., 9.625s, 2008	450	425,250
Hayes Wheels International, Inc., 9.125s, 2007	825	798,187
Haynes International, Inc., 11.625s, 2004	750	622,500
IMO Industries, Inc., 11.75s, 2006	920	982,100
International Knife & Saw, Inc., 11.375s, 2006	300	229,875
Johnstown America Industries, 11.75s, 2005	575	583,625
Newcor, Inc., 9.875s, 2008	1,100	572,000
Numatics, Inc., 9.625s, 2008	170	127,075
Oxford Automotive, Inc., 10.125s, 2007	525	485,625
Simonds Industries, Inc., 10.25s, 2008	800	640,000
Talon Automotive Group, Inc., 9.625s, 2008	50	31,125
Thermadyne Holdings Corp., 0s to 2003, 12.5s to 2008	1,650	754,875
Thermadyne Manufacturing/Capital Corp., 9.875s, 2008	800	687,000
		$ 9,663,937
Media — 10.6%		
Acme Television LLC, 0s to 2000, 10.875s to 2004	$ 500	$ 450,625
Adelphia Communications Corp., 8.375s, 2008	1,275	1,185,750
Adelphia Communications Corp., 9.375s, 2009	225	221,062
Avalon Cable Michigan, Inc., 9.375s, 2008	100	101,000
Bresnan Communications Group, 0s to 2004, 9.25s to 2009	350	241,500
Bresnan Communications Group, 8s, 2009	1,050	1,048,688
Chancellor Media Corp., 8s, 2008	25	25,000

Portfolio of Investments — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Media — continued		
Charter Communications Holdings, 0s to 2004, 9.92s to 2011	$ 400	$ 245,000
Classic Cable, Inc., 9.875s, 2008	275	272,250
Classic Communications, Inc., 0s to 2003, 13.25s to 2009	450	303,750
Cumulus Media, Inc., 10.375s, 2008	675	705,375
FrontierVision Holding LP, 0s to 2001, 11.875s to 2007	500	445,000
Frontiervision Operating Partnership LP, 11s, 2006	375	397,500
Golden Books Publishing, Inc., 7.65s, 2002**	750	322,500
Granite Broadcasting Corp., 10.375s, 2005	450	457,875
Granite Broadcasting Corp., 8.875s, 2008	435	415,425
Hollinger International Publishing, Inc., 9.25s, 2007	895	881,575
Insight Midwest, 9.75s, 2009##	250	256,250
Liberty Group Operating, Inc., 9.375s, 2008	755	656,850
LIN Holdings Corp., 0s to 2003, 10s to 2008	850	569,500
Marvel Holdings, Inc., 0s, 1998**‡	1,165	0
NTL Communications Corp., 0s to 2003, 12.375s to 2008	1,925	1,347,500
NTL Communications Corp., 0s to 2004, 9.75s to 2009†	GBP 700	644,066
Telemundo Holdings, Inc., 0s to 2003, 11.5s to 2008	$1,125	669,375
United International Holdings, Inc., 0s to 2003, 10.75s to 2008	2,350	1,486,375
World Color Press, Inc., 7.75s, 2009	325	304,944
		$ 13,654,735
Medical and Health Technology and Services — 1.2%		
Alaris Medical, Inc., 0s to 2003, 11.125s to 2008	$ 850	$ 348,500
Prime Medical Services, Inc., 8.75s, 2008	1,300	1,170,000
		$ 1,518,500

Issuer	Principal Amount (000 Omitted)	Value
Metals and Mining — 3.4%		
Alaska Steel Corp., 7.875s, 2009	$ 200	$ 188,500
Algoma Steel, Inc., 12.375s, 2005	720	675,000
Commonwealth Aluminum Corp., 10.75s, 2006	650	651,625
Doe Run Resources Corp., 11.25s, 2005	350	325,500
Jorgensen (Earle M.) Co., 9.5s, 2005	650	622,375
Kaiser Aluminum & Chemical Corp., 9.875s, 2002	700	693,000
Kaiser Aluminum & Chemical Corp., 12.75s, 2003	175	175,000
Metal Management, Inc., 10s, 2008	700	535,500
WCI Steel, Inc., 10s, 2004	550	565,125
		$ 4,431,625
Retail — 2.2%		
Finlay Enterprises, Inc., 9s, 2008	$ 250	$ 227,500
Finlay Fine Jewelry Corp., 8.375s, 2008	850	786,250
J. Crew Group, Inc., 0s to 2002, 13.125s to 2008	135	67,500
J. Crew Operating Corp., 10.375s, 2007	1,080	918,000
Musicland Group, Inc., 9s, 2003	300	289,500
Musicland Group, Inc., 9.875s, 2008	550	497,750
		$ 2,786,500
Supermarkets — 0.1%		
Jitney-Jungle Stores of America, Inc., 12s, 2006**	$ 630	$ 132,300
Pathmark Stores, Inc., 10.75s, 2003	150	15,000
Penn Traffic Co., 11s, 2009	—	4
		$ 147,304
Telecommunications — 16.8%		
Allegiance Telecommunications, Inc., 0s to 2003, 11.75s to 2008	$ 800	$ 571,000
Allegiance Telecommunications, Inc., 12.875s, 2008	575	649,750
American Celluar Corp., 10.5s, 2008	700	775,250
AMSC Acquisition Co., Inc., 12.25s, 2008	600	472,500

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Telecommunications — continued		
Centennial Cellular Operating Co., 10.75s, 2008	$ 815	$ 876,125
Crown Castle International Corp., 9s, 2011	300	295,500
Exodus Communications, Inc., 11.25s, 2008	650	674,375
Exodus Communications, Inc., 10.75s, 2009##	500	508,750
Global Crossings Holdings Ltd., 9.625s, 2008	1,250	1,246,875
Hyperion Telecommunication, Inc., 12s, 2007	100	105,500
ICG Holdings, Inc., 0s to 2001, 12.5s to 2006	900	679,500
ITC Deltacom, Inc., 9.75s, 2008	1,020	1,030,200
McCaw International Ltd., 0s to 2002, 13s to 2007	200	138,000
Metromedia Fiber Network, Inc., 10s, 2008	825	843,563
MJD Communications, Inc., 9.5s, 2008	625	575,781
Nextel Communications, Inc., 0s to 2002, 9.75s to 2007	235	167,438
Nextel Communications, Inc., 0s to 2003, 9.95s to 2008	2,075	1,457,687
Nextel International, Inc., 0s to 2003, 12.125 to 2008	775	457,250
Nextlink Communications, Inc., 10.75s, 2009	2,350	2,420,500
Nextlink Communications, Inc., 0s to 2004, 12.25s to 2009	275	169,125
Northeast Optic Network, 12.75s, 2008	550	588,500
Pagemart Wireless, Inc., 0s to 2003, 11.25s to 2008	500	175,000
PSINET, Inc., 10.5s, 2006##	500	505,000
PSINET, Inc., 11.5s, 2008	450	472,500
PSINET, Inc., 11s, 2009	850	875,500
Rural Cellular Corp., 9.625s, 2008	450	462,375
Spectrasite Holdings, Inc., 0s to 2003, 12s to 2008	2,410	1,324,037

Issuer	Principal Amount (000 Omitted)	Value
Telecommunications — continued		
Time Warner Telecommunications LLC, 9.75s, 2008	$ 850	$ 871,250
Triton PCS, Inc., 0s to 2003, 11s to 2008	250	176,875
U.S. Unwired, Inc., 0s to 2004, 13.375s to 2009##	300	175,500
Verio, Inc., 10.625s, 2009##	200	205,000
Viatel, Inc., 11.25s, 2008	600	597,000
Viatel, Inc., 0s to 2003, 12.5s to 2008	275	171,875
Voicestream Wire, 10.375s, 2009##	245	252,350
Western Wireless Corp., 10.5s, 2007	750	800,625
		$ 21,768,056
Utilities — Electric — 0.6%		
Esi Tractebel Acquisition Corp., 7.99s, 2011	$ 350	$ 315,000
International Utility Structures, 10.75s, 2008	625	520,313
		$ 835,313
Total U.S. Bonds		$ 99,299,849
Foreign Bonds — 13.0%		
Bermuda — 0.4%		
Globenet Communications Group, 13s, 2007 (Telecommunications)##	$ 560	$ 570,500
Canada — 1.4%		
PCI Chemicals Canada, Inc., 9.25s, 2007 (Chemicals)	$1,090	$ 836,575
Telesystem International Wireless, Inc., 0s to 2002, 13.25s to 2007, (Telecommunications)	1,025	623,969
Worldwide Fiber, Inc., 12s, 2009 (Telecommunications)##	350	361,375
		$ 1,821,919
Greece — 0.2%		
Fage Dairy Industries S.A., 9s, 2007(Food & Beverage Products)	$ 260	$ 234,000

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Ireland — 1.0%		
Esat Holdings Ltd., 0s to 2002, 12.5s to 2007 (Telecommunications)	$ 550	$ 456,500
Esat Telecom Group PLC, 11.875s, 2008 (Telecommunications)	825	917,812
		$ 1,374,312
Luxembourg — 0.7%		
Millicom International Cellular Communications Corp., 0s to 2001, 13.5s to 2006 (Telecommunications)	$ 420	$ 346,500
PTC International Finance II SA, 11.25s, 2009 (Telecommunications)##	500	515,000
		$ 861,500
Mexico — 0.4%		
Satelites Mexicanos S.A. de CV, 10.125s, 2004 (Telecommunications)	$ 700	$ 476,000
Netherlands — 2.2%		
Completel Europe NV, 0s to 2004,14s to 2009 (Telecommunications)	$1,200	$ 684,000
Hermes Europe Railtel BV, 10.375s, 2009 (Telecommunications)	950	940,500
Tele1 Europe B.V., 13s, 2009 (Telecommunications)	700	735,000
United Pan Europe, 10.875s, 2009 (Media)##	500	511,250
		$ 2,870,750
Norway — 0.1%		
Ocean Rig Norway As, 10.25s, 2008 (Energy)	$ 100	$ 83,000
Thailand — 0.3%		
Jasmine Submarine Telecom Ltd., 8.483s, 2011 (Industrial)##	$ 492	$ 389,256
Turkey — 0.3%		
Cellco Finance N.V. Turkcell, 12.75s, 2005 (Industrial)	$ 400	$ 412,000
United Kingdom — 6.0%		
Colt Telecommunications Group PLC, 0s to 2001,12s to 2006 (Telecommunications)	$2,050	$ 1,804,000
United Kingdom — continued		
Dialog Corp. PLC, 11s, 2007 (Telecommunications)	$ 650	$ 338,000
Dolphin Telecom PLC, 0s to 2004, 14s to 2009 (Telecommunications)	530	242,475
Dolphin Telecom PLC, 0s to 2003, 11.50 to 2008 (Telecommunications)	1,500	740,625
Energis PLC, 9.75s, 2009 (Telecommunications)	450	466,875
Esprit Telecom Group PLC, 11.5s, 2007 (Telecommunications)##	300	300,750
Jazztel PLC, 13.25s, 2009 (Telecommunications)##	EUR 475	485,548
Jazztel PLC, 14s, 2009 (Telecommunications)	$ 750	772,500
Ono Finance PLC, 13s, 2009 (Media)	1,225	1,261,750
Telewest Communications PLC, 0s to 2004, 9.875s to 2009 (Media)##	400	260,000
Telewest Communications PLC, 11.25s, 2008 (Media)	250	271,875
Telewest PLC, 9.625s, 2006 (Media)	825	839,438
		$ 7,783,836
Total Foreign Bonds		$ 16,877,073
Total Bonds (Identified Cost, $124,359,843)		$116,176,922

	Shares	
U.S. Stocks — 0.4%		
Business Services		
Envirosource, Inc.*†	238	$ 183
Consumer Goods and Services — 0.1%		
Ranger Industries, Inc.*	123,210	$ 123,210
Media — 0.1%		
Ono Finance PLC*	1,225	$ 110,250
Real Estate		
Atlantic Gulf Communities Corp.*†	150	$ 7
Telecommunications — 0.2%		
Classic Communications, Inc.*##‡	1,350	$ 13,500
Completel Holdings LLC*##	12,000	12,000
Viatel Inc.*	4,265	228,711
		$ 254,211
Total Stocks (Identified Cost, $3,053,877)		$ 487,861

Preferred Stocks — 3.0%

Issuer	Shares	Value
Consumer Goods and Services		
Renaissance Cosmetics, Inc. 14s*	974	$ 0
Energy — 0.1%		
Clark USA, Inc.,11.5s#	623	$ 168,210
Media — 2.1%		
CSC Holdings, Inc., 11.125s*#	15,195	$ 1,648,657
Primedia, Inc., 8.625s	11,500	1,058,000
		$ 2,706,657
Telecommunications — 0.8%		
Crown Castle International Corp.,12.75s*	338	$ 349,830
Global Crossings Holdings Ltd.,10.5s#	1,700	170,850
Nextel Communications, Inc., 13s*	74	79,920
Rural Cellular Corp.,11.375s#	421	431,525
		$ 1,032,125
Total Preferred Stocks (Identified Cost, $4,266,557)		$ 3,906,992

Warrants — 2.8%

Issuer	Shares	Value
Allegiance Telecommunications, Inc. (Telecommunications)*	1,150	$ 10,350
American Mobile Satellite Corp. (Telecommunications)*##	600	24,000
Colt Telecommunications Group PLC (Telecommunications)*##	1,357	2,124,994
DTI Holdings, Inc. (Telecommunications)*	7,250	73
Esat Holdings Ltd. (Telecommunications)*##	550	38,500
ICO, Inc. (Energy)*	375,000	228,750
Jazztel PLC (Telecommunications)*##	3,750	657,086
Knology, Inc. (Telecommunications)*	500	1,004
Loral Orion Network Systems, Inc. (Telecommunications)*	1,000	8,000
Loral Orion Network Systems, Inc. (Telecommunications)*	1,100	19,800
McCaw International Ltd. (Telecommunications)*##	700	5,600
Metronet Communications Corp. (Media)*##	600	54,000
Renaissance Cosmetics, Inc. (Consumer Goods and Services)*	788	0
Versatel Telecom B.V. (Telecommunications)*	1,100	$ 440,000
Total Warrants (Identified Cost, $869,967)		$ 3,612,157

Convertible Bond

Issuer	Principal Amount (000 Omitted)	Value
Medical and Health Technology and Services		
Total Renal Care Holdings, Inc., 7s, 2009## (Identified Cost $66,302)	$ 100	$ 62,500

Bond Units — 1.7%

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds Units — 1.3%		
Canada — 0.4%		
Russel Metals, Inc., 10s, 2009 (Metals and Mining)	$ 450	$ 447,750
Netherlands — 0.9%		
Versatel Telecom B.V., 13.25s, 2008 (Telecommunications)	$1,100	$ 1,171,500
Total Foreign Bonds Units		$ 1,619,250
U.S. Bond Unit		
Telecommunications — 0.4%		
DTI Holdings, Inc., 0s to 2003, 12.5s to 2008	$1,450	$ 522,000
Total Bond Units (Identified Cost, $2,524,145)		$ 2,141,250

Short-Term Obligation — 0.4%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 1/03/00, at Amortized Cost	$ 550	$ 549,959
Total Investments (Identified Cost, $135,690,650)		$126,937,641
Other Assets, Less Liabilities — 1.9%		2,421,772
Net Assets — 100.0%		$129,359,413

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999
Managed Sectors Variable Account
Stocks — 100.1%

Issuer	Shares	Value
Energy — 1.0%		
Calpine Corp.*	28,700	$ 1,836,800
Noble Drilling Corp.*	12,900	422,475
		$ 2,259,275
Financial Institutions — 2.6%		
American Express Co.	9,300	$ 1,546,125
Daiwa Securities Group, Inc. (Japan)	41,000	641,603
Goldman Sachs Group, Inc.	2,500	235,469
Lehman Brothers Holdings, Inc.	13,100	1,109,406
Morgan Stanley Dean Witter & Co.	17,000	2,426,750
		$ 5,959,353
Leisure — 55.8%		
Acme Communications, Inc.*	200	$ 6,650
AdForce, Inc.*	13,800	984,975
AGENCY.COM, Inc.*	100	5,100
AirGate PCS, Inc.*	375	19,781
Amdocs Ltd.*	371	12,800
America Online, Inc.*	2,600	196,138
American Tower Corp., "A"*	300	9,169
Ancor Communications, Inc.*	7,225	490,397
AT&T Corp.*	35,600	2,020,300
BCE, Inc. (Canada)	3,900	351,731
BroadWing, Inc.*	4,300	158,563
Bouygues S.A. (France)	6,950	4,416,587
CBS Corp.*	20,000	1,278,750
China Telecom Hong Kong Ltd., ADR (Hong Kong)*	4,600	591,387
China Telecom Ltd. (Hong Kong)	238,000	1,485,012
CIENA Corp.*	13,700	787,750
Cisco Systems, Inc.*	1,200	128,550
Classic Communications, Inc.*	370	13,528
Clear Channel Communications, Inc.*	2,405	214,646
COLT Telecom Group PLC, (United Kingdom)*	12,400	639,714
Comcast Corp., "A"	15,400	778,662
Corning, Inc.	7,100	915,456
Cox Communications, Inc.*	1,100	56,650
Crown Castle International Corp.*	6,500	208,812
DDI Corp. (Japan)	193	2,644,353
Deutsche Telekom AG, ADR (Germany)	7,700	546,700
Digital Lightwave, Inc.*	5,500	352,000
Digital Microwave Corp.*	18,700	438,281
Leisure — continued		
DoubleClick, Inc.*	100	$ 25,306
EchoStar Communications Corp.*	9,500	926,250
Emmis Broadcasting Corp., "A"*	4,100	511,027
Entercom Communications Corp.*	2,300	151,800
Ericsson LM, ADR (Sweden)	31,100	2,042,881
Euro909.com A/S, ADR (Denmark)*	8,500	233,750
Gilat Satellite Networks Ltd.*	6,400	760,000
Global Crossing Ltd. (Bermuda)*	4,300	215,000
Global TeleSystems Group, Inc.*	31,800	1,101,075
Grupo Television S.A. de C.V., GDR (Mexico)*	31,700	2,163,525
Hikari Tsushin, Inc. (Japan)	1,000	2,006,263
iBasis, Inc.*	70	2,013
InterDigital Communications Corp.*	11,600	870,000
JDS Uniphase Corp.*	44,100	7,113,881
Keyence Corp. (Japan)	300	121,844
KPN N.V. (Netherlands)*	13,600	1,327,197
Korea Thrunet Co. Ltd., "A" (S. Korea)*	1,130	76,699
Leap Wireless International, Inc.*	8,700	682,950
Level 3 Communications, Inc.*	2,400	196,500
Lucent Technologies, Inc.	200	14,963
Macromedia, Inc.*	4,800	351,000
MCI WorldCom, Inc.*	300	15,919
MDSI Mobile Data Solutions, Inc. (Canada)*	4,300	110,725
Metricom, Inc.*	9,400	739,075
Metromedia Fiber Network, Inc., "A"*	29,510	1,414,636
Millicom International Cellular S.A. (Luxembourg)*	3,200	199,600
MobilCom AG (Germany)	11,200	958,759
Modem Media.Poppe Tyson Inc.*	2,900	204,088
Motorola, Inc.	16,900	2,488,525
NEXTEL Communications, Inc.*	26,100	2,691,562
Nippon Telephone & Telegraph Co. (Japan)	76	1,301,625
Nokia Corp., ADR (Finland)	22,000	4,180,000
Nortel Networks Corp.	56,800	5,736,800
NTL, Inc.*	8,000	998,000
NTT Mobile Communications Network, Inc. (Japan)	125	4,807,692
Olivetti S.p.A. (Italy)	340,800	986,757
Omnicom Group, Inc.	3,000	300,000

Stocks — continued

Issuer	Shares	Value
Leisure — continued		
Omnipoint Corp.*	34,700	$ 4,185,687
Open Market, Inc.*	6,100	275,262
Partner Communications Co. Ltd., ADR (Israel)*	27,350	707,681
Powertel, Inc.*	22,500	2,258,437
Price Communications Corp.	14,410	400,778
Primus Telecomm Group, Inc.*	13,700	524,025
QUALCOMM, Inc.*	133,600	23,530,300
Qwest Communications International, Inc.*	15,700	675,100
Radio One, Inc.*	800	73,600
Radio Unica Communications Co.*	325	9,384
Rohm Co. (Japan)	1,100	452,143
Sonera Oyj (Finland)	67,300	4,612,282
Spanish Broadcasting Systems, Inc.*	3,450	138,863
Sprint Corp. (PCS Group)*	32,100	3,290,250
Telecom Italia Mobile S.p.A. (Italy)	241,400	2,696,134
Telecom Italia S.p.A. (Italy)	87,300	1,230,878
TeleCorp PCS, Inc.*	330	12,540
Telefonica Publicidad e Informacion S.A. (Spain)*	2,100	90,941
Telefonos de Mexico S.A., ADR (Mexico)	21,400	2,407,500
Telephone & Data Systems, Inc.	13,900	1,751,400
Tickets.com, Inc.*	400	5,725
Time Warner, Inc.	250	18,109
Tritel, Inc.*	250	7,922
U.S. Cellular Corp.*	10,900	1,100,219
United Pan — Europe Communications N.V. (Netherlands)*	7,700	984,843
UnitedGlobalCom, Inc.*	15,400	1,087,625
ViaSat, Inc.*	4,100	204,488
Viatel, Inc.*	3,100	166,238
Voicestream Wireless Corp.*	32,400	4,610,925
WebLink Wireless, Inc.*	13,600	210,800
Western Wireless Corp.*	25,700	1,715,475
Wireless Facilities, Inc.*	130	5,671
XM Satellite Radio Holdings, Inc., “A”*	6,600	251,625
		$127,472,979
Medical and Health Technology and Services — 5.9%		
Chiron Corp.*	14,800	$ 627,150
Cyberonics, Inc.*	10,700	170,531
Enzo Biochem Inc.*	5,200	234,325
Gene Logic, Inc.*	4,300	113,950
Genentech, Inc.*	13,600	1,829,200
Human Genome Sciences, Inc.*	1,500	228,938
IDEC Pharmaceuticals Corp.*	10,500	1,031,625
IDX Systems Corp.*	3,300	103,125
Immunex Corp.*	27,400	3,000,300
Immunomedics, Inc.*	11,600	142,100
Medarex, Inc.*	8,800	327,800
MedImmune, Inc.*	19,100	3,168,212
Merrill Lynch Biotech HOLDRs Trust*	3,900	559,650
Neurocrine Biosciences, Inc.*	7,800	193,050
Optical Coating Laboratory, Inc.	200	59,200
PE Corp.	5,500	661,719
Sepracor, Inc.*	6,100	605,044
Teva Pharmaceutical Industries Ltd., ADR (Israel)	4,800	344,100
		$ 13,400,019
Retail — 2.0%		
Fast Retailing Co.,Ltd. (Japan)	2,200	$ 895,674
Fogdog, Inc.*	140	1,330
Home Depot, Inc.	21,150	1,450,097
QXL.com PLC (United Kingdom)*	4,900	113,898
Wal-Mart Stores, Inc.	32,500	2,246,562
		$ 4,707,561
Technology — 30.9%		
Adobe Systems, Inc.	3,200	$ 215,200
Agile Software Corp.*	1,100	238,958
Agilent Technologies, Inc.*	2,080	160,810
Airnet Commerce Corp.*	340	12,368
Akamai Technologies, Inc.*	275	90,097
Alteon Websystems, Inc.*	150	13,163
Analog Devices, Inc.*	12,000	1,116,000
Applied Materials, Inc.*	15,700	1,988,994
ARM Holdings PLC (United Kingdom)*	66,200	4,472,092

Portfolio of Investments — continued

Stocks — continued

Issuer	Shares	Value
Technology — continued		
ARM Holdings PLC, ADR (United Kingdom)*	17,700	$ 3,389,550
ASM International N.V. (Netherlands)*	13,800	317,400
ASM Lithography Holding N.V. (Netherlands)*	7,900	898,625
ATI Technologies, Inc. (Canada)*	7,400	97,125
Atmel Corp.*	4,200	124,162
BEA Systems, Inc.*	600	41,963
BMC Software, Inc.*	6,400	511,600
Breakaway Solutions, Inc.*	225	16,425
Brio Technology, Inc.*	4,000	168,000
Business Objects S.A., ADR (France)*	4,500	601,312
CacheFlow, Inc.*	240	31,365
Caliper Technologies Corp.*	130	8,678
Cambridge Technology Partners, Inc.*	8,000	210,000
Canon, Inc. (Japan)	34,000	1,350,949
China Common Corp.*	100	7,863
CMGI, Inc.*	1,000	276,875
Cobalt Networks, Inc.*	120	13,005
Complete Business Solutions, Inc.*	13,000	326,625
Computer Associates International, Inc.	1,500	104,906
Computer Horizons Corp.*	16,200	262,237
Computer Network Technology Corp.*	1,800	41,288
Computer Sciences Corp.*	9,800	927,325
Compuware Corp.*	6,400	238,400
Conexant Systems, Inc.*	19,100	1,267,762
CSG Systems International, Inc.*	3,900	155,512
Data Return Corp.*	350	18,725
Dataware Technologies, Inc.*	11,000	189,750
Deltathree.com, Inc.*	150	3,863
Descartes Systems Group, Inc. (Canada)*	24,900	535,350
Digimarc Corp.*	800	40,000
Digital Impact, Inc.*	190	9,524
Digital Insight Corp.*	250	9,094
Documentum, Inc.*	4,600	275,425
DSP Group, Inc.*	6,200	576,600
E Tek Dynamics, Inc.*	1,300	175,012
eBenX, Inc.*	90	4,073
Edwards (J.D.) & Co.*	700	20,913
EMC Corp.*	2,200	240,350
eSPEED, Inc.*	400	$ 14,225
Expedia, Inc.*	210	7,350
F-Secure Oyj (Finland)*	200	5,841
FileNET Corp.*	3,700	94,350
Foundry Networks, Inc.*	200	60,337
FreeMarkets, Inc.*	70	23,892
FutureLink Corp.*	8,700	226,200
GRIC Communications, Inc.*	70	1,776
Harbinger Corp.*	9,900	314,944
Harris Interactive, Inc.*	140	1,829
I2 Technologies, Inc.*	11,200	2,184,000
iManage, Inc.*	40	1,285
Immersion Corp.*	110	4,221
Inktomi Corp.*	4,600	408,250
Inso Corp.*	5,300	170,925
Internap Network Services Corp.*	575	99,475
Internet Commerce Corp.*	1,400	43,575
Interworld Corp.*	4,400	375,650
ISG International Software Group Ltd. (Israel)*	5,300	83,475
Jazztel PLC, ADR (United Kingdom)*	2,620	170,627
Keane, Inc.*	14,600	463,550
Keynote Systems, Inc.*	175	12,906
Kyocera Corp. (Japan)	16,900	4,382,952
Lam Research Corp.*	4,300	479,719
Lifeminders.com, Inc.*	130	7,508
LightPath Technologies, Inc.*	15,600	291,525
Lycos, Inc.*	2,100	167,081
M-Systems Flash Disk Pioneers Ltd. (Israel)*	10,600	348,475
Mannesmann AG (Germany)	12,300	2,966,766
Manugistics Group, Inc.*	21,600	697,950
MapInfo Corp.*	3,800	139,650
Mastech Corp.*	5,700	141,075
McAfee.com Corp.*	380	17,100
Mediaplex, Inc.*	160	10,040
MedicaLogic, Inc.*	250	5,250
Mercury Interactive Corp.*	2,100	226,669
Metasolv Software, Inc.*	160	13,080
Microsoft Corp.*	4,300	502,025
MicroStrategy, Inc.*	600	126,000

Stocks — continued

Issuer	Shares	Value
Technology — continued		
Murata Manufacturing Co., Ltd. (Japan)	3,000	$ 704,639
National Semiconductor Corp.*	8,700	372,469
NetIQ Corp.*	200	10,413
Network Associates, Inc.*	1,800	48,037
NITTO DENKO Corp. (Japan)	8,000	400,078
Novellus Systems, Inc.*	2,000	245,062
OnDisplay, Inc.*	50	4,544
Optical Cable Corp.*	2,100	42,000
Oracle Corp.*	85,400	9,570,137
PairGain Technologies, Inc.*	4,300	61,006
Precision Response Corp.*	7,800	189,150
Predictive Systems, Inc.*	50	3,275
QLogic Corp.*	100	15,988
Quintus Corp.*	230	10,551
Real Networks, Inc.*	1,300	156,406
RSA Security, Inc.*	7,000	542,500
Sage, Inc.*	90	1,744
Sanmina Corp.*	100	9,988
SAP AG, ADR (Germany)	400	20,750
SDL, Inc.*	600	130,800
SERENA Software, Inc.*	2,500	77,344
Siebel Systems, Inc.*	4,600	386,400
Smartdisk Corp.*	75	2,456
SOFTBANK CORP. (Japan)	2,200	2,105,696
SonicWall, Inc.*	120	4,830
Sony Corp. (Japan)	1,900	563,417
Sony Corp., ADR (Japan)	11,300	3,217,675
STMicroelectronics N.V. (Netherlands)*	2,700	408,881
Sun Microsystems, Inc.*	51,580	3,994,226
Sycamore Networks, Inc.*	250	77,000
Symantec Corp.*	14,500	850,062
Symbol Technologies, Inc.	17,700	1,125,056
Tanning Technology Corp.*	300	17,681
Teletech Holdings, Inc.*	23,900	805,505
Teradyne, Inc.*	10,700	706,200
Texas Instruments, Inc.	4,700	455,312
Thomson Multimedia (France)*	1,250	67,350
Thus PLC, (United Kingdom)*	13,660	86,215
Trimble Navigation Ltd.*	4,700	101,637
Unify Corp.*	6,000	164,250
Unisys Corp.*	600	$ 19,163
USWeb Corp.*	300	13,331
VeriSign, Inc.*	13,300	2,539,469
VERITAS Software Corp.*	21,900	3,134,437
Virata Corp.*	120	3,585
Virginia Linux Systems, Inc.*	190	39,259
Wavecom S.A., ADR (France)*	300	28,425
Webvan Group, Inc.*	270	4,455
Women.com Networks, Inc.*	600	8,550
Xilinx, Inc.*	400	18,188
		$ 70,652,453
Other — 1.9%		
Alcoa, Inc.	10,100	$ 838,300
Brightpoint, Inc.*	8,400	110,250
Convergys Corp.*	6,500	199,875
General Electric Co.	2,800	433,300
Hutchison Whampoa Ltd. (Hong Kong)	146,000	2,122,475
PT Multimedia SGPS S.A. (Portugal)*	810	46,065
Toyota Motor Corp. (Japan)	14,000	678,215
Tyco International Ltd.	300	11,663
		$ 4,440,143
Total Stocks (Identified Cost, $140,537,125)		$228,891,783

Short-Term Obligation — 1.5%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 1/06/00, at Amortized Cost	$3,400	$ 3,399,056
Total Investments (Identified Cost, $143,936,181)		$232,290,839
Other Assets, Less Liabilities — (1.6%)		(3,583,069)
Net Assets—100.0%		$228,707,770

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Money Market Variable Account

Commercial Paper — 67.6%

Issuer	Principal Amount (000 Omitted)	Value
American Express Credit Corp., due 1/28/00	$3,000	$ 2,986,838
Anheuser Busch, Inc., due 2/11/00	2,000	1,986,060
Archer-Daniels-Midland Co., due 2/04/00	1,000	994,286
Associates Corp. of North America, due 2/10/00	3,500	3,477,056
Associates First Capital Corp., due 1/03/00	2,000	1,999,556
AT&T Corp., due 2/18/00	3,700	3,671,880
Bank of America Corp., due 1/10/00	3,000	2,995,500
Bell Atlantic Financial Services, due 1/13/00	3,000	2,994,150
Bellsouth Telecomm, Inc., due 1/25/00–2/09/00	4,000	3,980,207
Campbell Soup Co., due 2/02/00–2/03/00	3,650	3,630,792
Cargill, Inc., due 1/14/00	2,500	2,495,107
Caterpillar Financial Services, due 2/14/00–2/22/00	3,000	2,977,294
Coca-Cola Co., due 1/31/00	3,500	3,483,258
Ford Motor Credit Corp., due 1/26/00	3,000	2,987,625
General Electric Capital Corp., due 2/23/00–3/01/00	4,000	3,961,346
General Mills, Inc., due 2/11/00	3,500	3,477,478
General Motors Acceptance Corp., due 2/04/00	3,000	2,983,198
Goldman Sachs Group LP, due 2/07/00	3,000	2,982,425
GTE Funding, Inc., due 2/15/00	3,000	2,977,500
Halliburton Corp., due 1/10/00	3,500	3,494,531
Heinz (H.J.) Co., due 1/19/00–2/08/00	3,000	2,988,273
IBM Credit Corp., due 2/01/00	3,000	2,984,836
Merrill Lynch & Co., Inc., due 2/08/00	3,500	3,478,092
Metropolitan Life Funding, Inc., due 1/21/00	3,200	3,189,618
Minnesota Mining & Manufacturing Co., due 2/16/00	3,000	2,977,192
Morgan Stanley Dean Witter, due 2/17/00	3,000	2,976,108
National Rural Utilities Cooperative Finance Corp., due 1/24/00	2,500	2,490,928
Salomon Smith Barney Holdings, Inc., due 1/20/00	$ 3,000	$ 2,991,323
Sara Lee Corp., due 1/28/00	2,000	1,992,350
Southern California Edison Co., due 2/18/00	2,000	1,983,733
Total Commercial Paper, at Amortized Cost and Value		$ 88,588,540

U.S. Government and Agency Obligations — 34.4%

Issuer	Principal Amount (000 Omitted)	Value
Federal Farm Credit Bank, due 1/10/00	$12,560	$ 12,546,655
Federal Home Loan Bank, due 1/03/00–3/10/00	16,460	16,426,448
Federal Home Loan Mortgage Corp., due 1/13/00–3/21/00	10,000	9,944,433
Federal National Mortgage Assn., due 3/02/00–4/17/00	6,300	6,225,946
Total U.S. Government and Agency Obligations, at Amortized Cost and Value		$ 45,143,482
Total Investments, at Amortized Cost and Value		$133,732,022
Other Assets, Less Liabilities — (2.0%)		(2,583,779)
Net Assets — 100.0%		$131,148,243

See portfolio footnotes and notes to financial statements.

Portfolio of Investments — December 31, 1999

Total Return Variable Account

Stocks — 57.7%

Issuer	Shares	Value
U.S. Stocks — 48.6%		
Aerospace — 2.2%		
Honeywell International, Inc.	34,600	$ 1,995,987
Raytheon Co., "A"	13,944	345,986
TRW, Inc.	56,600	2,939,662
United Technologies Corp.	12,500	812,500
		$ 6,094,135
Automotive — 1.0%		
Delphi Automotive Systems Corp.	61,000	$ 960,750
Ford Motor Co.	35,300	1,886,344
		$ 2,847,094
Banks and Credit Companies — 2.0%		
Bank America Corp.	33,100	$ 1,661,206
Bank of New York Co., Inc.	33,700	1,348,000
Bank One Corp.	18,500	593,156
PNC Bank Corp.	43,600	1,940,200
		$ 5,542,562
Business Machines — 1.5%		
Hewlett-Packard Co.	13,600	$ 1,549,550
International Business Machines Corp.	19,600	2,116,800
Xerox Corp.	27,200	617,100
		$ 4,283,450
Business Services — 0.1%		
United Parcel Service, Inc.	4,590	$ 316,710
Cellular Telephones — 0.6%		
Telephone & Data Systems, Inc.	13,000	$ 1,638,000
Chemicals — 1.3%		
Dow Chemical Co.	3,300	$ 440,963
Engelhard Corp.	52,900	998,488
PPG Industries, Inc.	4,000	250,250
Rohm & Haas Co.	48,600	1,977,412
		$ 3,667,113
Coal		
CONSOL Energy, Inc.	6,000	$ 60,750
Conglomerates — 0.4%		
Eastern Enterprises Co.	17,000	$ 976,438
Tyco International Ltd.	3,720	144,615
		$ 1,121,053
Consumer Goods and Services — 0.4%		
Fortune Brands, Inc.	5,000	$ 165,313
Kimberly-Clark Corp.	14,300	933,075
		$ 1,098,388
Electrical Equipment — 1.1%		
Emerson Electric Co.	46,200	$ 2,650,725
General Electric Co.	2,500	386,875
		$ 3,037,600
Electronics — 0.1%		
Agilent Technologies, Inc.*	2,470	$ 190,962
Energy — 0.5%		
Devon Energy Corp.	29,000	$ 953,375
Sierra Pacific Resources	30,856	534,195
		$ 1,487,570
Entertainment — 2.0%		
Disney (Walt) Co.	39,800	$ 1,164,150
Harrah's Entertainment, Inc.*	29,000	766,687
MediaOne Group, Inc.*	6,400	491,600
Time Warner, Inc.	43,700	3,165,519
		$ 5,587,956
Financial Institutions — 2.6%		
American Express Co.	2,900	$ 482,125
Citigroup, Inc.	44,600	2,478,087
Edwards (A.G.), Inc.	46,200	1,481,288
Federal Home Loan Mortgage Corp.	9,600	451,800
Merrill Lynch & Co., Inc.	13,200	1,102,200
State Street Corp.	16,400	1,198,225
		$ 7,193,725
Financial Services — 1.3%		
AXA Financial, Inc.	63,200	$ 2,140,900
Mellon Financial Corp.	45,800	1,560,062
		$ 3,700,962
Food and Beverage Products — 2.4%		
Archer-Daniels-Midland Co.	148,454	$ 1,809,283
Bestfoods Co.	7,700	404,731
General Mills, Inc.	29,400	1,051,050
Hershey Foods Corp.	14,800	703,000
McCormick & Co., Inc.	19,400	577,150
Quaker Oats Co.	26,000	1,706,250

Portfolio of Investments — continued

Stocks — continued

Issuer	Shares	Value
Food and Beverage Products — continued		
Seagram Ltd.	9,900	$ 445,500
		$ 6,696,964
Forest and Paper Products — 1.6%		
Bowater, Inc.	38,000	$ 2,063,875
Champion International Corp.	27,300	1,690,894
International Paper Co.	10,800	609,525
		$ 4,364,294
Insurance — 6.2%		
Allstate Corp.	23,200	$ 556,800
American International Group, Inc.	8,125	878,516
Aon Corp.	22,700	908,000
Chubb Corp.	16,000	901,000
CIGNA Corp.	24,000	1,933,500
Conseco, Inc.	140	2,503
Hartford Financial Services Group, Inc.	74,600	3,534,175
Jefferson Pilot Corp.	15,550	1,061,287
Lincoln National Corp.	65,800	2,632,000
Marsh & McLennan Cos., Inc.	9,200	880,325
ReliaStar Financial Corp.	45,000	1,763,437
St. Paul Cos., Inc.	67,600	2,277,275
		$ 17,328,818
Machinery — 0.7%		
Deere & Co., Inc.	22,500	$ 975,937
Ingersoll Rand Co.	12,600	693,788
W.W. Grainger, Inc.	7,600	363,375
		$ 2,033,100
Medical and Health Products — 1.1%		
American Home Products Corp.	27,700	$ 1,092,419
Baxter International, Inc.	4,100	257,531
Bristol-Myers Squibb Co.	6,000	385,125
Pharmacia & Upjohn, Inc.	29,600	1,332,000
		$ 3,067,075
Metals and Minerals — 0.2%		
Alcoa, Inc.	7,300	$ 605,900
Oil Services — 2.1%		
Halliburton Co.	63,200	$ 2,543,800
Noble Drilling Corp.*	98,600	3,229,150
		$ 5,772,950

Issuer	Shares	Value
Oils — 3.9%		
Apache Corp.	9,800	$ 361,988
Chevron Corp.	8,000	693,000
Coastal Corp.	98,200	3,479,962
Conoco, Inc., "A"	63,000	1,559,250
Exxon Mobil Corp.	51,556	4,153,480
Texaco, Inc.	2,700	146,644
Unocal Corp.	15,400	516,862
		$ 10,911,186
Photographic Products		
Eastman Kodak Co.	2,000	$ 132,500
Printing and Publishing — 2.3%		
Gannett Co., Inc.	37,000	$ 3,017,812
New York Times Co.	41,800	2,053,425
Tribune Co.	22,400	1,233,400
		$ 6,304,637
Railroads — 0.2%		
Burlington Northern Santa Fe Railway Co.	23,800	$ 577,150
Restaurants and Lodging — 0.6%		
Hilton Hotels Corp.	12,200	$ 117,425
McDonald's Corp.	37,800	1,523,813
		$ 1,641,238
Stores — 0.2%		
Dayton Hudson Corp.*	8,000	$ 587,500
Supermarkets — 0.8%		
Kroger Co.*	61,100	$ 1,153,263
Safeway, Inc.*	34,200	1,216,237
		$ 2,369,500
Telecommunications — 5.9%		
AT&T Corp.	16,501	$ 837,426
Bell Atlantic Corp.	20,200	1,243,562
GTE Corp.	82,500	5,821,406
Motorola, Inc.	30,500	4,491,125
SBC Communications, Inc.	64,844	3,161,145
Sprint Corp.	13,000	875,063
		$ 16,429,727

Stocks — continued

Issuer	Shares	Value
Utilities — Electric — 1.5%		
Carolina Power & Light Co.	39,500	$ 1,202,281
CMS Energy Corp.	12,500	389,844
Duke Energy Corp.	22,000	1,102,750
FirstEnergy Corp.	12,000	272,250
Pinnacle West Capital Corp.	25,700	785,456
Texas Utilities Co.	9,800	348,513
		$ 4,101,094
Utilities — Gas — 1.8%		
Columbia Energy Group	13,150	$ 831,737
El Paso Energy Corp.	40,100	1,556,381
National Fuel Gas Co.	31,500	1,464,750
Washington Gas Light Co.	5,100	140,250
Williams Cos., Inc.	31,100	950,494
		$ 4,943,612
Total U.S. Stocks		$135,735,275
Foreign Stocks — 9.1%		
Canada — 0.1%		
Canadian National Railway Co. (Railroads)	14,400	$ 378,900
France — 0.5%		
Axa (Insurance)	9,700	$ 1,352,012
Japan — 1.8%		
Fuji Heavy Industries Ltd. (Automotive)	95,000	$ 650,812
Hitachi Ltd. (Electronics)	116,000	1,861,813
Mitsubishi Motor (Automotive)	109,000	372,294
Nippon Telegraph & Telephone Corp. (Utilities — Telephone)	24,000	2,067,000
		$ 4,951,919
Netherlands — 2.8%		
Akzo Nobel N.V. (Chemicals)	71,830	$ 3,602,532
ING Groep N.V. (Financial Services)*	41,081	2,479,878
Royal Dutch Petroleum Co., ADR (Oils)	27,700	1,674,119
		$ 7,756,529
Switzerland — 0.8%		
Nestle S.A. (Food and Beverage Products)	1,310	$ 2,400,747
United Kingdom — 3.1%		
BP Amoco PLC, ADR (Oils)	109,270	$ 6,481,077
Diageo PLC (Food and Beverage Products)*	176,977	1,411,241
SmithKline-Beecham PLC, ADR (Medical and Health Products)	11,000	708,812
		$ 8,601,130
Total Foreign Stocks		$ 25,441,237
Total Stocks (Identified Cost, $145,722,422)		$161,176,512

Bonds — 37.5%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 37.3%		
Aerospace — 0.1%		
Raytheon Co., 7.2s, 2027	$103	$ 91,834
TRW, Inc., 7.125s, 2009	292	275,449
		$ 367,283
Airlines — 0.6%		
Delta Airlines, Inc., 6.65s, 2004	$385	$ 368,488
Jet Equipment Trust, 9.41s, 2010##	330	351,417
Jet Equipment Trust, 8.64s, 2012##	224	228,397
Jet Equipment Trust, 11.44s, 2014##	300	338,100
Jet Equipment Trust, 10.69s, 2015##	250	275,745
		$ 1,562,147
Apparel and Textiles — 0.2%		
Hilfiger (Tommy) USA, Inc., 6.5s, 2003	$440	$ 417,257
Jones Apparel Group, Inc., 6.25s, 2001	236	230,364
		$ 647,621
Automotive — 1.0%		
DaimlerChrysler NA Holdings Co., 7.2s, 2009	$ 99	$ 97,242
Federal Mogul Corp., 7.5s, 2004	410	387,979
Ford Credit Auto Owner Trust, 6.2s, 2002	689	686,416
Ford Motor Co., 6.625s, 2028	272	235,966
Ford Motor Co., 7.45s, 2031	499	480,058
Ford Motor Co., 8.9s, 2032	385	433,294
General Motors Corp., 9.4s, 2021	187	216,967
		$ 2,537,922

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Banks and Credit Companies — 1.0%		
Beaver Valley Funding Cor. II, 9s, 2017. .	$ 752	$ 744,397
Capital One Financial Corp., 7.25s, 2003	400	388,635
Colonial Capital II, 8.92s, 2027	235	210,238
Midland Funding Corp., 10.33s, 2002	41	42,211
Midland Funding Corp. II, "A", 11.75s, 2005	540	583,119
Socgen Real Estate Co., 7.64s, 2049##	170	153,410
Washington Mutual Capital I, 8.375s, 2027	540	513,961
		$ 2,635,971
Business Services		
Unisys Corp., 12s, 2003	$ 110	$ 117,150
Conglomerates — 0.2%		
Amerco, 7.85s, 2003	$ 428	$ 408,363
Eaton Corp., 6.95s, 2004	190	185,830
		$ 594,193
Construction Services — 0.4%		
Georgia-Pacific Corp., 9.875s, 2021	$1,150	$ 1,236,975
Consumer Goods and Services — 0.1%		
Protection One Alarm Monitoring, 7.375s, 2005	$ 254	$ 200,660
Containers — 0.1%		
Owens-Illinois, Inc., 8.1s, 2007	$ 215	$ 203,147
Corporate Asset Backed — 3.5%		
American Airlines Pass-Through Trust, 6.855s, 2009	$ 275	$ 270,540
Banamex Credit Card Merchant Voucher, 6.25s, 2003##	412	405,818
BCF LLC, 7.75s, 2026##	94	52,141
Beneficial Home Equity Loan Trust, 5.721s, 2037	1,064	1,059,404
Chase Commercial Mortgage Securities Corp., 6.39s, 2008	369	343,170
Contimorgage Home Equity, 6.13s, 2013	1,000	992,500
Continental Airlines Pass-Through Trust, Inc., 6.545s, 2019	117	106,336
Continental Airlines Pass-Through Trust, Inc., 6.648s, 2017	$1,389	$ 1,260,517
Continental Airlines, Inc., 9.5s, 2013	137	140,745
Continental Airlines, Inc., 10.22s, 2014	604	636,680
Criimi Mae Commercial Mortgage Trust, 7s, 2011	320	267,400
Criimi Mae Cmbs Corp., 6.701s, 2008	190	168,180
Northwest Airlines, Inc., 7.575s, 2019	344	328,479
Northwest Airlines, Inc., 6.81s, 2020	137	123,383
Residential Accredit Loans, Inc., 6.75s, 2028	1,015	952,831
Residential Accredit Loans, Inc., 7s, 2028	500	472,500
Time Warner Pass-Through Asset Trust, 6.1s, 2001##	2,169	2,125,989
		$ 9,706,613
Entertainment — 0.9%		
Hearst Argyle Television, Inc., 7.5s, 2027	$ 477	$ 440,839
News America Holdings, Inc., 6.703s, 2004	215	205,340
Time Warner, Inc., 10.15s, 2012	695	814,241
Time Warner, Inc., 8.375s, 2023	826	858,817
Time Warner, Inc., 9.15s, 2023	200	223,474
		$ 2,542,711
Finance — 0.1%		
Countrywide Funding Corp., 6.25s, 2009	$ 300	$ 270,771
Financial Institutions — 2.5%		
Aristar, Inc., 7.375s, 2004	$ 479	$ 476,710
Aristar, Inc., 7.25s, 2006	432	422,665
Associates Corp., 5.5s, 2004	891	836,489
Associates Corp., 5.75s, 2003	940	896,581
AT&T Capital Corp., 6.25s, 2001	189	187,191
General Motors Acceptance Corp., 6.75s, 2002	544	539,866
General Motors Acceptance Corp., 5.95s, 2003	310	299,025
Goldman Sachs Group LP, 5.9s, 2003	590	565,792

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Financial Institutions — continued		
GS Escrow Corp., 6.75s, 2001	$1,030	$ 992,752
GS Escrow Corp., 7.125s, 2005	498	444,656
Salton Sea Funding Corp., 7.37s, 2005	306	297,073
Salton Sea Funding Corp., 7.84s, 2010	400	380,760
Salton Sea Funding Corp., 8.3s, 2011	163	158,255
Sunamerica Institutional, 5.75s, 2009	441	393,584
United Cos. Financial Corp., 7.7s, 2004	200	59,000
		$ 6,950,399
Financial Services — 1.1%		
Conseco Finance Corp., 10.25s, 2002	$ 426	$ 441,792
Deere (John) Capital Corp., 7s, 2002	273	272,066
Ford Motor Credit Co., 6.7s, 2004	1,567	1,533,701
Ford Motor Credit Co., 7.375s, 2009	381	376,142
General Electric Capital Corp., 8.85s, 2007	199	215,718
General Electric Capital Corp., 8.625s, 2008	192	207,433
		$ 3,046,852
Food and Beverage Products — 0.9%		
Nabisco, Inc., 6.375s, 2035	$ 290	$ 269,329
Seagram (Joseph E) & Sons, Inc., 5.79s, 2001	573	562,835
Seagram (Joseph E) & Sons, Inc., 6.4s, 2003	985	949,530
Seagram (Joseph E) & Sons, Inc., 7.5s, 2018	520	492,689
Seagram (Joseph E) & Sons, Inc., 7.6s, 2028	191	179,859
		$ 2,454,242
Forest and Paper Products — 0.4%		
Georgia-Pacific Corp., 7.25s, 2028	$ 152	$ 136,631
Georgia-Pacific Corp., 7.75s, 2029	1,089	1,037,752
		$ 1,174,383
Insurance — 0.9%		
Aflac, Inc., 6.5s, 2009	$1,053	$ 963,358
Atlantic Mutual Insurance Co., 8.15s, 2028	620	465,310

Issuer	Principal Amount (000 Omitted)	Value
Insurance — continued		
Conseco, Inc., 6.4s, 2001	$ 500	$ 487,578
Providian Capital I, 9.525s, 2027	755	639,817
		$ 2,556,063
Oil Services — 0.5%		
McDermott, Inc., 9.375s, 2002	$1,056	$ 1,055,356
Ultramar Diamond Shamrock Corp., 7.2s, 2017	395	350,112
		$ 1,405,468
Oils		
Occidental Petroleum Corp., 6.4s, 2003	$ 54	$ 52,064
Railroads — 0.2%		
Union Pacific Corp., 5.78s, 2001	$ 195	$ 190,564
Union Pacific Corp., 6.34s, 2003	365	352,137
		$ 542,701
Stores — 1.0%		
Federated Department Stores, Inc., 8.5s, 2003	$ 990	$ 1,017,413
Federated Department Stores, Inc., 6.3s, 2009	605	550,048
Rite Aid Corp., 6s, 2003	501	345,690
Rite Aid Corp., 7.125s, 2007	159	120,840
Saks, Inc., 7.25s, 2004	245	233,227
Wal Mart Stores, Inc., 6.55s, 2004	564	554,271
		$ 2,821,489
Telecommunications — 2.0%		
Cable & Wireless Communication, 6.625s, 2005	$ 640	$ 632,045
Lear Corp., 7.96s, 2005	434	417,833
Qwest Communications International, Inc., 7.5s, 2008	653	634,833
Sprint Capital Corp., 6.5s, 2001	751	744,587
Sprint Capital Corp., 5.875s, 2004	994	937,481
Sprint Capital Corp., 6.375s, 2009	482	443,334
Sprint Capital Corp., 6.9s, 2019	317	288,305
TCI Communications Financing III, 9.65s, 2027	1,143	1,256,591
Telecomunicaciones de Puerto Rico, Inc., 6.65s, 2006	270	254,610
		$ 5,609,619

Portfolio of Investments — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Telecommunications and Cable — 0.1%		
Belo Ah Corp., 7.75s, 2027	$ 332	$ 315,961
Tire and Rubber — 0.1%		
Cooper Tire & Rubber Co., 7.25s, 2002	$ 348	$ 344,158
U.S. Federal Agencies — 6.4%		
Federal Home Loan Bank — 2.2%		
Federal Home Loan Bank, 5.7s, 2009	$4,895	$ 4,446,814
Federal Home Loan Bank, 6.5s, 2028	1,783	1,680,749
		$ 6,127,563
Federal National Mortgage Association — 4.2%		
FNMA, 5.722s, 2009	$ 830	$ 737,922
FNMA, 6.625s, 2009	4,145	4,025,832
FNMA, 6.5s, 2027–2028	6,132	5,777,714
FNMA, 8s, 2029–2029	1,306	1,316,402
		$11,857,870
Total U.S. Federal Agencies		$17,985,433
U.S. Government Guaranteed — 8.5%		
Government National Mortgage Association — 4.6%		
GNMA, 7.5s, 2023–2027	$5,852	$ 5,789,705
GNMA, 8s, 2025–2026	1,600	1,612,212
GNMA, 6.5s, 2028	2,519	2,363,945
GNMA, 7s, 2028	2,243	2,166,137
GNMA, 6.5s, 2029	995	933,321
		$12,865,320
U.S. Treasury Obligations — 3.9%		
U.S. Treasury Bonds, 9.875s, 2015	$1,892	$ 2,447,188
U.S. Treasury Bonds, 6.125s, 2027	996	926,898
U.S. Treasury Bonds, 5.25s, 2028	323	266,071
U.S. Treasury Bonds, 5.25s, 2029	4,607	3,809,390
U.S. Treasury Notes, 5.875s, 2004	2,181	2,138,405
U.S. Treasury Notes, 6.625s, 2007	460	461,799
U.S. Treasury Notes, 6s, 2009	718	695,562
		$10,745,313
Total U.S. Government Guaranteed		$23,610,633
Utilities — Electric — 3.8%		
CalEnergy Co., Inc., 7.23s, 2005	$ 5	$ 4,872
Cleveland Electric Illuminating Co., 7.67s, 2004	288	283,666

Issuer	Principal Amount (000 Omitted)	Value
Utilities — Electric — continued		
Cleveland Electric Illuminating Co., 7.88s, 2017	$427	$ 404,967
Cleveland Electric Illuminating Co., 9s, 2023	450	472,297
CMS Energy Corp., 8s, 2001	330	326,138
CMS Energy Corp., 8.375s, 2003	210	205,275
Commonwealth Edison Company, 8.5s, 2022	571	592,669
Connecticut Light & Power Co., 8.59s, 2003	600	602,304
Connecticut Light & Power Co., 7.875s, 2024	500	503,350
El Paso Electric Co., 8.25s, 2003	197	200,501
El Paso Electric Co., 8.9s, 2006	215	223,671
Entergy Mississippi, Inc., 6.2s, 2004	384	362,442
GGIB Funding Corp., 7.43s, 2011	170	164,193
Illinois Power Special Purpose Trust, 5.26s, 2003	237	233,741
Long Island Lighting Co., 8.2s, 2023	350	341,302
Midamerican Funding LLC, 5.85s, 2001	455	449,098
Midamerican Funding LLC, 6.927s, 2029	546	466,341
Midland Cogeneration Venture Corp., 10.33s, 2002	291	299,774
Niagara Mohawk Power Corp., 7.25s, 2002	242	241,138
Niagara Mohawk Power Corp., 7.625s, 2005	208	207,376
Niagara Mohawk Power Corp., 8.77s, 2018	599	611,645
Niagara Mohawk Power Corp., 8.75s, 2022	410	406,183
Niagara Mohawk Power Corp., 8.5s, 2023	285	275,361
North Atlantic Energy, 9.05s, 2002	170	172,295
Northeast Utilities, 8.58s, 2006	156	157,046
PP&L, Inc., 6.125s, 2001	500	496,275
Seabrook Station, 7.83s, 2019	345	335,583
Texas Utilities Co., 5.94s, 2001	218	214,298
Toledo Edison Co., 7.875s, 2004	500	496,360
Txu Eastern Funding Co., 6.15s, 2002	165	160,888

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Utilities — Electric — continued		
Utilicorp United, Inc., 7s, 2004	$152	$ 146,792
Waterford 3 Funding Entergy Corp., 8.09s, 2017	560	537,899
		$ 10,595,740
Utilities — Gas — 0.6%		
CE Generation LLC, 7.416s, 2018	$185	$ 173,900
Coastal Corp., 6.2s, 2004	699	663,288
Tennessee Gas Pipeline Co., 7.625s, 2037	260	242,517
Texas Gas Transmission Corp., 7.25s, 2027	400	363,461
Williams Cos., Inc., 7.625s, 2019	165	158,555
Williams Gas Pipelines Central, 7.375s, 2006	163	159,763
		$ 1,761,484
Utilities — Telephone — 0.1%		
AT&T Corp., 6.5s, 2029	$272	$ 233,020
Total U.S. Bonds		$104,082,873
Foreign Bonds — 0.2%		
Canada — 0.1%		
Gulf Canada Resources Ltd., 9.25s, 2004(Oils)	$260	$ 256,825
Finland — 0.1%		
UPM Kymmene Corp., 7.45s, 2027 (Forest and Paper Products)##	$283	$ 256,534
Total Foreign Bonds		$ 513,359
Total Bonds (Identified Cost, $109,421,523)		$104,596,232

Issuer	Shares	Value
Convertible Preferred Stocks — 1.2%		
Containers — 0.1%		
Owens-Illinois, Inc., 4.75%	8,200	$ 256,250
Insurance — 0.4%		
Lincoln National Corp., 7.75%	53,900	$1,185,800
Oils — 0.2%		
Apache Corp., 6.5%	15,500	$ 550,250
Utilities — Electric — 0.2%		
Texas Utilities Co., 9.25%	13,900	$ 606,387
Utilities — Gas — 0.3%		
El Paso Energy Capital Trust I, 4.75%	$16,000	$ 806,000
Total Convertible Preferred Stocks (Identified Cost, $3,673,242)		$3,404,687
Preferred Stocks — 0.4%		
Banks and Credit Companies — 0.1%		
NB Capital Corp., 8.35%	10,075	$ 216,613
Utilities — Electric — 0.3%		
CMS Energy Corp., 8.75%	27,100	$ 918,012
Total Preferred Stocks (Identified Cost, $1,376,525)		$1,134,625

Convertible Bonds — 1.8%

Issuer	Principal Amount (000 Omitted)	Value
Business Machines — 0.5%		
Xerox Corp., 0s, 2018##	$ 1,180	$ 626,875
Xerox Corp., 0s, 2018	1,180	604,750
		$1,231,625
Conglomerates — 0.4%		
Loews Corp., 3.125s, 2007	$ 1,440	$1,173,600
Financial Services — 0.9%		
Bell Atlantic Financial Services, Inc., 4.25s, 2005##	$ 1,980	$2,435,400
Total Convertible Bonds (Identified Cost, $4,719,649)		$4,840,625

	Shares	Value
Rights — 0.2%		
CVS Corp.*, (Identified Cost, $588,454)	8,000	$ 570,000
Total Investments (Identified Cost, $265,501,815)		$275,722,681
Other Assets, Less Liabilities — 1.2%		3,482,282
Net Assets – 100.0%		$279,204,963

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:

* Non-income producing security.
** Non-income producing security-in default.
# Payment-in-kind security.
SEC Rule 144A restriction.
† Restricted security.
‡ Security valued by or at the direction of Trustees.

Abbreviations have been used throughout this report to indicate amounts shown in currencies other than the U.S. dollar. A list of abbreviations is shown below.

AUD = Australian Dollars
CAD = Canadian Dollars
CHF = Swiss Francs
DKK = Danish Kroner
EUR = Euro
GBP = British Pounds
GRD = Greek Drachma
JPY = Japanese Yen
NZD = New Zealand Dollars
PLN = Polish Zloty
SEK = Swedish Kronor

Statements of Assets and Liabilities — December 31, 1999
(000 Omitted)

	Capital Appreciation Variable Account	Global Governments Variable Account	Government Securities Variable Account	High Yield Variable Account	Managed Sectors Variable Account	Money Market Variable Account	Total Return Variable Account
Assets:							
Investments —							
Investments cost	$543,865	$14,816	$161,857	$135,691	$143,936	$133,732	$265,502
Unrealized appreciation (depreciation)	308,076	(650)	(3,786)	(8,753)	88,355	—	10,221
Total investments, at value	$851,941	$14,166	$158,071	$126,938	$232,291	$133,732	$275,723
Cash	26	641	29	8	—	14	213
Net receivable for forward foreign currency exchange contracts to sell	—	4	—	—	—	—	—
Net receivable for forward foreign currency exchange contracts to purchase	—	53	—	—	—	—	—
Net receivable for forward foreign currency exchange contracts closed or subject to master netting agreement	—	—	—	7	—	—	—
Receivable for units sold	2,393	—	64	—	121	124	13
Receivable for investments sold	1,254	—	—	—	4,333	—	908
Interest and dividends receivable	160	167	1,471	2,534	17	—	1,908
Receivable from sponsor	—	5	—	—	—	—	562
Other assets	8	—	2	2	—	17	4
Total assets	$855,782	$15,036	$159,637	$129,489	$236,762	$133,887	$279,331
Liabilities:							
Payable to Custodian	$ —	$ —	$ —	$ —	$ 257	$ —	$ —
Net payable for forward foreign currency exchange contracts closed or subject to master netting agreements	—	30	—	—	—	—	—
Payable for investments purchased	802	—	3,182	—	7,566	—	—
Payable for units surrendered	346	3	106	26	58	2,467	52
Written options outstanding, at value (premiums received, $67)	—	17	—	—	—	—	—
Payable to affiliates —							
Investment adviser	16	—	2	3	5	2	6
Sponsor	1,353	—	173	35	129	237	—
Accrued expenses and other liabilities	74	42	55	66	39	33	68
Total liabilities	$ 2,591	$ 92	$ 3,518	$ 130	$ 8,054	$ 2,739	$ 126
Net assets	$853,191	$14,944	$156,119	$129,359	$228,708	$131,148	$279,205

See notes to financial statements.

Statements of Assets and Liabilities — December 31, 1999 — continued

(000 Omitted except for unit values)

	Unit	Unit Value	Capital Appreciation Variable Account	Global Governments Variable Account	Government Securities Variable Account	High Yield Variable Account	Managed Sectors Variable Account	Money Market Variable Account	Total Return Variable Account
Net assets applicable to contract owners:									
Capital Appreciation Variable Account —									
Compass 2	6,403	$92.2421	$590,536						
Compass 3	1,824	61.1235	111,502						
Compass 3 – Level 2	5,632	25.2546	142,221						
Global Governments Variable Account —									
Compass 2	212	$19.4589		$ 4,134					
Compass 3	186	19.1149		3,567					
Compass 3 – Level 2	641	11.1296		7,137					
Government Securities Variable Account —									
Compass 2	4,228	$28.5233			$120,573				
Compass 3	701	20.0233			14,034				
Compass 3 – Level 2	1,641	11.6394			19,095				
High Yield Variable Account —									
Compass 2	3,065	$33.6297				$103,060			
Compass 3	427	24.8324				10,604			
Compass 3 – Level 2	1,001	13.1926				13,213			
Managed Sectors Variable Account —									
Compass 2	686	$92.8647					$ 63,718		
Compass 3	785	91.8703					72,098		
Compass 3 – Level 2	3,115	29.5539					92,073		
Money Market Variable Account —									
Compass 2	3,749	$18.9969						$ 71,166	
Compass 3	863	15.6384						13,478	
Compass 3 – Level 2	3,875	11.6362						45,086	
Total Return Variable Account —									
Compass 2	2,925	$33.7285							$ 98,657
Compass 3	2,125	33.1340							70,397
Compass 3 – Level 2	6,729	15.9013							107,012
Net assets applicable to owners of deferred contracts			844,259	14,838	153,702	126,877	227,889	129,730	276,066
Reserve for variable annuities —									
Compass 2 Contracts			7,961	53	2,298	2,470	386	1,231	2,659
Compass 3 Contracts			94	38	5	12	—	73	66
Compass 3 – Level 2 Contracts			877	15	114	0	433	114	414
Net assets			$853,191	$14,944	$156,119	$129,359	$228,708	$131,148	$279,205

See notes to financial statements.

Statements of Operations — Year Ended December 31, 1999

(000 Omitted)

	Capital Appreciation Variable Account	Global Governments Variable Account	Government Securities Variable Account	High Yield Variable Account	Managed Sectors Variable Account	Money Market Variable Account	Total Return Variable Account
Net investment income (loss):							
Income —							
Interest	$ 1,378	$ 937	$ 11,956	$15,225	$ 852	$6,210	$ 8,379
Dividends	2,542	—	—	117	357	—	3,724
Foreign taxes withheld	(26)	—	—	—	(7)	—	(48)
Total investment income	$ 3,894	$ 937	$ 11,956	$15,342	$ 1,202	$6,210	$ 12,055
Expenses —							
Mortality and expense risk charges	$ 9,168	$ 211	$ 2,164	$ 1,912	$ 1,817	$1,532	$ 3,713
Management fee	5,122	129	945	1,142	1,098	607	2,262
Boards of Managers fees	19	1	5	4	3	3	8
Distribution fee	150	7	24	21	76	24	122
Administrative fee	92	2	22	20	18	16	39
Custodian fee	219	16	56	59	59	43	109
Printing	35	6	18	20	13	14	29
Auditing fees	29	36	34	38	30	20	37
Legal fees	2	2	2	2	2	2	2
Miscellaneous	18	—	5	79	2	5	5
Total expenses	$ 14,854	$ 410	$ 3,275	$ 3,297	$ 3,118	$2,266	$ 6,326
Fees paid indirectly	(29)	(1)	(14)	(23)	(8)	(3)	(10)
Net expenses	$ 14,825	$ 409	$ 3,261	$ 3,274	$ 3,110	$2,263	$ 6,316
Net investment income (loss)	$ (10,931)	$ 528	$ 8,695	$12,068	$ (1,908)	$3,947	$ 5,739
Realized and unrealized gain (loss) on investments:							
Realized gain (loss) (identified cost basis) —							
Investment transactions	$130,364	$ (645)	$ (1,424)	$ (3,847)	$ 42,977	—	$ 20,445
Written option transactions	—	75	—	—	—	—	—
Foreign currency transactions	(125)	331	—	(2)	(134)	—	(13)
Net realized gain (loss) on investments and foreign currency transactions	$130,239	$ (239)	$ (1,424)	$ (3,849)	$ 42,843	$ —	$ 20,432
Change in unrealized appreciation (depreciation)							
Investments	$ 87,329	$(1,509)	$(12,570)	$ 1,089	$ 63,065	$ —	$(21,747)
Written options	—	59	—	—	—	—	—
Translation of assets and liabilities in foreign currencies	—	(81)	—	7	5	—	2
Net unrealized gain (loss) on investments and foreign currency translation	$ 87,329	$(1,531)	$(12,570)	$ 1,096	$ 63,070	$ —	$(21,745)
Net realized and unrealized gain (loss) on investments and foreign currency	$217,568	$(1,770)	$(13,994)	$ (2,753)	$105,913	$ —	$ (1,313)
Increase (decrease) in net assets from operations	$206,637	$(1,242)	$ (5,299)	$ 9,315	$104,005	$3,947	$ 4,426

See notes to financial statements.

Statements of Changes in Net Assets
(000 Omitted)

	Capital Appreciation Variable Account		Global Governments Variable Account		Government Securities Variable Account	
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,	
	1999	1998	1999	1998	1999	1998
Increase (decrease) in net assets:						
From operations:						
Net investment income (loss)	$ (10,931)	$ (10,453)	$ 528	$ 693	$ 8,695	$ 8,565
Net realized gain (loss) on investments and foreign currency transactions	130,239	118,859	(239)	1,044	(1,424)	2,697
Net unrealized gain (loss) on investments and foreign currency translation	87,329	60,814	(1,531)	872	(12,570)	1,043
Increase (decrease) in net assets from operations	$206,637	$169,220	$ (1,242)	$ 2,609	$ (5,299)	$ 12,305
Participant transactions:						
Accumulation activity:						
Purchase payments received	$ 19,435	$ 22,857	$ 858	$ 959	$ 3,260	$ 4,155
Net transfers between variable and fixed accumulation accounts	(23,279)	1,573	(2,176)	(3,439)	5,805	(4,446)
Withdrawals, surrenders, annuitizations and contract charges	(92,454)	(76,838)	(2,986)	(3,661)	(26,185)	(27,280)
Net accumulation activity	$ (96,298)	$ (52,408)	$ (4,304)	$ (6,141)	$ (17,120)	$ (27,571)
Annuitization activity:						
Annuitizations	$ 766	$ 712	$ 39	$ 9	$ 278	$ 651
Annuity payments and contract charges	(1,105)	(943)	(50)	(48)	(482)	(493)
Net transfers among accounts for annuity reserves	—	(20)	(51)	—	—	—
Adjustments to annuity reserves	(384)	(274)	31	(5)	29	(114)
Net annuitization activity	$ (723)	$ (525)	$ (31)	$ (44)	$ (175)	$ 44
Decrease in net assets from participant transactions	$ (97,021)	$ (52,933)	$ (4,335)	$ (6,185)	$ (17,295)	$ (27,527)
Total increase (decrease) in net assets	$109,616	$116,287	$ (5,577)	$ (3,576)	$ (22,594)	$ (15,222)
Net assets:						
At beginning of period	743,575	627,288	20,521	24,097	178,713	193,935
At end of period	$853,191	$743,575	$14,944	$20,521	$156,119	$178,713

See notes to financial statements.

Statements of Changes in Net Assets — continued
(000 Omitted)

	High Yield Variable Account		Managed Sectors Variable Account	
	Year Ended December 31,		Year Ended December 31,	
	1999	1998	1999	1998
Increase (decrease) in net assets:				
From operations:				
Net investment income (loss)	$ 12,068	$ 13,874	$ (1,908)	$ (1,930)
Net realized gain (loss) on investments and foreign currency transactions	(3,849)	981	42,843	1,901
Net unrealized gain (loss) on investments and foreign currency translation	1,096	(13,784)	63,070	12,245
Increase in net assets from operations	$ 9,315	$ 1,071	$104,005	$ 12,216
Participant transactions:				
Accumulation activity:				
Purchase payments received	$ 2,632	$ 4,025	$ 7,734	$ 8,772
Net transfers between variable and fixed accumulation accounts	(7,896)	(38,434)	13,940	(3,980)
Withdrawals, surrenders, annuitizations and contract charges	(22,130)	(21,276)	(22,020)	(13,633)
Net accumulation activity	$ (27,394)	$ (55,685)	$ (346)	$ (8,841)
Annuitization activity:				
Annuitizations	$ 201	$ 199	$ 125	$ 119
Annuity payments and contract charges	(413)	(398)	(157)	(85)
Net transfers among accounts for annuity reserves	53	—	—	—
Adjustments to annuity reserves	(112)	(11)	(137)	70
Net annuitization activity	$ (271)	$ (210)	$ (169)	$ 104
Decrease in net assets from participant transactions	$ (27,665)	$ (55,895)	$ (515)	$ (8,737)
Total increase (decrease) in net assets	$ (18,350)	$ (54,824)	$103,490	$ 3,479
Net assets:				
At beginning of period	147,709	202,533	125,218	121,739
At end of period	$129,359	$147,709	$228,708	$125,218

See notes to financial statements.

Statements of Changes in Net Assets — continued
(000 Omitted)

	Money Market Variable Account		Total Return Variable Account	
	Year Ended December 31,		Year Ended December 31,	
	1999	1998	1999	1998
Increase (decrease) in net assets:				
From operations:				
Net investment income	$ 3,947	$ 4,272	$ 5,739	$ 6,725
Net realized gain on investments and foreign currency transactions	—	—	20,432	47,030
Net unrealized loss on investments and foreign currency translation	—	—	(21,745)	(22,774)
Increase in net assets from operations	$ 3,947	$ 4,272	$ 4,426	$ 30,981
Participant transactions:				
Accumulation activity:				
Purchase payments received	$ 3,675	$ 3,304	$ 12,582	$ 15,109
Net transfers between variable and fixed accumulation accounts	19,742	43,396	(7,811)	250
Withdrawals, surrenders, annuitizations and contract charges	(29,454)	(30,191)	(50,581)	(42,128)
Net accumulation activity	$ (6,037)	$ 16,509	$ (45,810)	$ (26,769)
Annuitization activity:				
Annuitizations	$ 326	$ 23	$ 364	$ 102
Annuity payments and contract charges	(274)	(231)	(558)	(589)
Net transfers among accounts for annuity reserves	353	(62)	(1)	17
Adjustments to annuity reserves	(61)	(64)	(21)	157
Net annuitization activity	$ 344	$ (334)	$ (216)	$ (313)
Increase (decrease) in net assets from participant transactions	$ (5,693)	$ 16,175	$ (46,026)	$ (27,082)
Total increase (decrease) in net assets	$ (1,746)	$ 20,447	$ (41,600)	$ 3,899
Net assets:				
At beginning of period	132,894	112,447	320,805	316,906
At end of period	$131,148	$132,894	$279,205	$320,805

See notes to financial statements.

Per Unit and Other Data

	Capital Appreciation Variable Account				
	Compass 2				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$70.4257	$55.3902	$45.4107	$37.7151	$28.0107
Investment income	$ 0.4013	$ 0.3113	$ 0.3241	$ 0.2861	$ 0.3624
Expenses	1.5185	1.2754	1.0741	0.8695	0.6989
Net investment loss	$ (1.1172)	$ (0.9641)	$ (0.7500)	$ (0.5834)	$ (0.3365)
Net realized and unrealized gain on investments and foreign currency transactions	22.9336	15.9996	10.7295	8.2790	10.0409
Net increase in unit value	$21.8164	$15.0355	$ 9.9795	$ 7.6956	$ 9.7044
Unit value:					
Net asset value — end of period	$92.2421	$70.4257	$55.3902	$45.4107	$37.7151
Ratios (to average net assets):					
Expenses†##	0.76%	0.77%	0.77%	0.78%	0.80%
Net investment loss	(1.51)%	(1.55)%	(1.45)%	(1.41)%	(1.02)%
Portfolio turnover	85%	78%	60%	66%	96%
Number of units outstanding at end of year (000 Omitted)	6,403	7,447	8,173	9,004	10,014

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Capital Appreciation Variable Account				
	Compass 3				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$46.7129	$36.7764	$30.1803	$25.0907	$18.6531
Investment income	$ 0.2614	$ 0.2031	$ 0.2107	$ 0.1893	$ 0.2402
Expenses	1.0418	0.8753	0.7383	0.6053	0.4847
Net investment loss	$ (0.7804)	$ (0.6722)	$ (0.5276)	$ (0.4160)	$ (0.2445)
Net realized and unrealized gain on investments and foreign currency transactions	15.1910	10.6087	7.1237	5.5056	6.6821
Net increase in unit value	$14.4106	$ 9.9365	$ 6.5961	$ 5.0896	$ 6.4376
Unit value:					
Net asset value — end of period	$61.1235	$46.7129	$36.7764	$30.1803	$25.0907
Ratios (to average net assets):					
Expenses†##	0.76%	0.77%	0.77%	0.78%	0.80%
Net investment loss	(1.51)%	(1.55)%	(1.45)%	(1.41)%	(1.02)%
Portfolio turnover	85%	78%	60%	66%	96%
Number of units outstanding at end of year (000 Omitted)	1,824	2,452	2,953	3,721	4,272

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Capital Appreciation Variable Account				
	Compass 3 – Level 2				
	Year Ended December 31,				Period Ended December 31,
	1999	1998	1997	1996	1995#
Per unit data:*					
Net asset value — beginning of period	$19.2720	$15.1500	$12.4143	$10.3053	$10.0000
Investment income	$ 0.1090	$ 0.0850	$ 0.0914	$ 0.0790	$ 0.0196
Expenses	0.4089	0.3421	0.2935	0.2370	0.0517
Net investment loss	$ (0.2999)	$ (0.2571)	$ (0.2021)	$ (0.1580)	$ (0.0321)
Net realized and unrealized gain on investments and foreign currency transactions	6.2825	4.3791	2.9378	2.2670	0.3374
Net increase in unit value	$ 5.9826	$ 4.1220	$ 2.7357	$ 2.1090	$ 0.3053
Unit value:					
Net asset value — end of period	$25.2546	$19.2720	$15.1500	$12.4143	$10.3053
Ratios (to average net assets):					
Expenses†##	0.76%	0.77%	0.77%	0.78%	0.80%††
Net investment loss	(1.51)%	(1.55)%	(1.45)%	(1.41)%	(1.02)%††
Portfolio turnover	85%	78%	60%	66%	96%
Number of units outstanding at end of year (000 Omitted)	5,632	5,055	3,971	2,494	955

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Global Governments Variable Account				
	Compass 2				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$20.8302	$18.2798	$18.6786	$18.1095	$15.8337
Investment income	$ 1.0947	$ 1.0806	$ 1.1566	$ 1.2469	$ 1.3112
Expenses	0.4789	0.4506	0.4192	0.4084	0.3863
Net investment income	$ 0.6158	$ 0.6300	$ 0.7374	$ 0.8385	$ 0.9249
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(1.9871)	1.9204	(1.1362)	(0.2694)	1.3509
Net increase (decrease) in unit value	$ (1.3713)	$ 2.5504	$ (0.3988)	$ 0.5691	$ 2.2758
Unit value:					
Net asset value — end of period	$19.4589	$20.8302	$18.2798	$18.6786	$18.1095
Ratios (to average net assets):					
Expenses†##	1.11%	1.08%	1.05%	1.00%	1.00%
Net investment income	3.07%	3.33%	3.95%	4.54%	5.25%
Portfolio turnover	172%	306%	338%	397%	330%
Number of units outstanding at end of year (000 Omitted)	212	296	435	588	824

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Global Governments Variable Account				
	Compass 3				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$20.4924	$18.0103	$18.4308	$17.8962	$15.6705
Investment income	$ 0.9861	$ 1.0464	$ 1.1298	$ 1.2367	$ 1.3045
Expenses	0.4427	0.4279	0.4390	0.4322	0.4086
Net investment income	$ 0.5434	$ 0.6185	$ 0.6908	$ 0.8045	$ 0.8959
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(1.9209)	1.8636	(1.1113)	(0.2699)	1.3298
Net increase (decrease) in unit value	$ (1.3775)	$ 2.4821	$ (0.4205)	$ 0.5346	$ 2.2257
Unit value:					
Net asset value — end of period	$19.1149	$20.4924	$18.0103	$18.4308	$17.8962
Ratios (to average net assets):					
Expenses†##	1.11%	1.08%	1.05%	1.00%	1.00%
Net investment income	3.07%	3.33%	3.95%	4.54%	5.25%
Portfolio turnover	172%	306%	338%	397%	330%
Number of units outstanding at end of year (000 Omitted)	186	290	500	789	1021

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Global Governments Variable Account				
	Compass 3 – Level 2				
	Year Ended December 31,				Period Ended December 31,
	1999	1998	1997	1996	1995#
Per unit data:*					
Net asset value — beginning of period	$11.9139	$10.4553	$10.6836	$10.3582	$10.0000
Investment income	$ 1.8262	$ 0.6269	$ 0.6710	$ 0.7308	$ 0.1819
Expenses	0.7827	0.2531	0.2440	0.2391	0.0554
Net investment income	$ 1.0435	$ 0.3738	$ 0.4270	$ 0.4917	$ 0.1265
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(1.8278)	1.0848	(0.6553)	(0.1663)	0.2317
Net increase (decrease) in unit value	$ (0.7843)	$ 1.4586	$ (0.2283)	$ 0.3254	$ 0.3582
Unit value:					
Net asset value — end of period	$11.1296	$11.9139	$10.4553	$10.6836	$10.3582
Ratios (to average net assets):					
Expenses†##	1.11%	1.08%	1.05%	1.00%	1.00%††
Net investment income	3.07%	3.33%	3.95%	4.54%	5.25%††
Portfolio turnover	172%	306%	338%	397%	330%
Number of units outstanding at end of year (000 Omitted)	641	695	670	563	316

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Government Securities Variable Account				
	Compass 2				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$29.4179	$27.5372	$25.6724	$25.5791	$22.0031
Investment income	$ 2.0534	$ 1.8835	$ 1.9396	$ 1.9022	$ 1.7836
Expenses	0.5578	0.5450	0.5159	0.4873	0.4564
Net investment income	$ 1.4956	$ 1.3385	$ 1.4237	$ 1.4149	$ 1.3272
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(2.3902)	0.5422	0.4411	(1.3216)	2.2488
Net increase (decrease) in unit value	$ (0.8946)	$ 1.8807	$ 1.8648	$ 0.0933	$ 3.5760
Unit value:					
Net asset value — end of period	$28.5233	$29.4179	$27.5372	$25.6724	$25.5791
Ratios (to average net assets):					
Expenses†##	0.63%	0.62%	0.66%	0.62%	0.63%
Net investment income	5.06%	4.61%	5.31%	5.53%	5.51%
Portfolio turnover	75%	137%	168%	39%	80%
Number of units outstanding at end of year (000 Omitted)	4,228	4,751	5,613	7,255	8,361

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Government Securities Variable Account				
	Compass 3				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$20.6717	$19.3693	$18.0755	$18.0278	$15.5227
Investment income	$ 1.4104	$ 1.3267	$ 1.3696	$ 1.3222	$ 1.2529
Expenses	0.4065	0.4061	0.3848	0.3586	0.3385
Net investment income	$ 1.0039	$ 0.9206	$ 0.9848	$ 0.9636	$ 0.9144
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(1.6523)	0.3818	0.3090	(0.9159)	1.5907
Net increase (decrease) in unit value	$ (0.6484)	$ 1.3024	$ 1.2938	$ 0.0477	$ 2.5051
Unit value:					
Net asset value — end of period	$20.0233	$20.6717	$19.3693	$18.0755	$18.0278
Ratios (to average net assets):					
Expenses†##	0.63%	0.62%	0.66%	0.62%	0.63%
Net investment income	5.06%	4.61%	5.31%	5.53%	5.51%
Portfolio turnover	75%	137%	168%	39%	80%
Number of units outstanding at end of year (000 Omitted)	701	851	1,129	1,549	1,888

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Government Securities Variable Account				
	Compass 3 – Level 2				
	Year Ended December 31,				Period Ended December 31,
	1999	1998	1997	1996	1995#
Per unit data:*					
Net asset value — beginning of period	$11.9984	$11.2258	$10.4604	$10.4172	$10.0000
Investment income	$ 0.8333	$ 0.7608	$ 0.7931	$ 0.7931	$ 0.1868
Expenses	0.2227	0.2176	0.2102	0.1966	0.0478
Net investment income	$ 0.6106	$ 0.5432	$ 0.5829	$ 0.5965	$ 0.1390
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.9696)	0.2294	0.1825	(0.5533)	0.2782
Net increase (decrease) in unit value	$ (0.3590)	$ 0.7726	$ 0.7654	$ 0.0432	$ 0.4172
Unit value:					
Net asset value — end of period	$11.6394	$11.9984	$11.2258	$10.4604	$10.4172
Ratios (to average net assets):					
Expenses†##	0.63%	0.62%	0.66%	0.62%	0.63%††
Net investment income	5.06%	4.61%	5.31%	5.53%	5.51%††
Portfolio turnover	75%	137%	168%	39%	80%
Number of units outstanding at end of year (000 Omitted)	1,641	1,532	1,319	1,079	608

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
\# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
\## Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	High Yield Variable Account				
	Compass 2				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$31.9732	$32.6450	$29.0656	$26.1493	$22.6776
Investment income	$ 3.4237	$ 3.3038	$ 3.0237	$ 2.7199	$ 2.5137
Expenses	0.7284	0.7062	0.6627	0.6035	0.5356
Net investment income	$ 2.6953	$ 2.5976	$ 2.3610	$ 2.1164	$ 1.9781
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(1.0388)	(3.2694)	1.2184	0.7999	1.4936
Net increase (decrease) in unit value	$ 1.6565	$ (0.6718)	$ 3.5794	$ 2.9163	$ 3.4717
Unit value:					
Net asset value — end of period	$33.6297	$31.9732	$32.6450	$29.0656	$26.1493
Ratios (to average net assets):					
Expenses†##	0.90%	0.86%	0.86%	0.88%	0.88%
Net investment income	7.93%	7.66%	7.47%	7.59%	7.91%
Portfolio turnover	153%	174%	164%	108%	88%
Number of units outstanding at end of year (000 Omitted)	3,065	3,667	4,424	4,956	5,649

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	High Yield Variable Account				
	Compass 3				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$23.6325	$24.1529	$21.5259	$19.3854	$16.8283
Investment income	$ 2.4510	$ 2.3041	$ 2.2363	$ 1.9450	$ 1.8912
Expenses	0.5524	0.5257	0.5196	0.4432	0.4253
Net investment income	$ 1.8986	$ 1.7784	$ 1.7167	$ 1.5018	$ 1.4659
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.6987)	(2.2988)	0.9103	0.6387	1.0912
Net increase (decrease) in unit value	$ 1.1999	$ (0.5204)	$ 2.6270	$ 2.1405	$ 2.5571
Unit value:					
Net asset value — end of period	$24.8324	$23.6325	$24.1529	$21.5259	$19.3854
Ratios (to average net assets):					
Expenses†##	0.90%	0.86%	0.86%	0.88%	0.88%
Net investment income	7.93%	7.66%	7.47%	7.59%	7.91%
Portfolio turnover	153%	174%	164%	108%	88%
Number of units outstanding at end of year (000 Omitted)	427	665	1,209	1,438	1,913

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	High Yield Variable Account Compass 3 – Level 2				
	Year Ended December 31,				Period Ended December 31,
	1999	1998	1997	1996	1995#
Per unit data:*					
Net asset value — beginning of period	$12.5366	$12.7936	$11.3852	$10.2377	$10.0000
Investment income	$ 1.4140	$ 1.1776	$ 1.1903	$ 0.9246	$ 0.3803
Expenses	0.2960	0.2556	0.2584	0.2033	0.0765
Net investment income	$ 1.1180	$ 0.9220	$ 0.9319	$ 0.7213	$ 0.3038
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.4620)	(1.1790)	0.4765	0.4262	(0.0661)
Net increase (decrease) in unit value	$ 0.6560	$ (0.2570)	$ 1.4084	$ 1.1475	$ 0.2377
Unit value:					
Net asset value — end of period	$13.1926	$12.5366	$12.7936	$11.3852	$10.2377
Ratios (to average net assets):					
Expenses†##	0.90%	0.86%	0.86%	0.88%	0.88%††
Net investment income	7.93%	7.66%	7.47%	7.59%	7.91%††
Portfolio turnover	153%	174%	164%	108%	88%
Number of units outstanding at end of year (000 Omitted)	1,001	971	2,042	1,819	1,368

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Managed Sectors Variable Account				
	Compass 2				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$50.4880	$45.4522	$36.5900	$31.3870	$23.9044
Investment income	$ 0.4931	$ 0.2611	$ 0.2406	$ 0.2838	$ 0.3277
Expenses	1.2364	0.9850	0.8842	0.7089	0.6066
Net investment loss	$ (0.7433)	$ (0.7239)	$ (0.6436)	$ (0.4251)	$ (0.2789)
Net realized and unrealized gain on investments and foreign currency transactions	43.1200	5.7597	9.5058	5.6281	7.7615
Net increase in unit value	$42.3767	$ 5.0358	$ 8.8622	$ 5.2030	$ 7.4826
Unit value:					
Net asset value — end of period	$92.8647	$50.4880	$45.4522	$36.5900	$31.3870
Ratios (to average net assets):					
Expenses†##	0.84%	0.84%	0.85%	0.85%	0.87%
Net investment loss	(1.30)%	(1.59)%	(1.60)%	(1.36)%	(1.07)%
Portfolio turnover	417%	159%	103%	64%	115%
Number of units outstanding at end of year (000 Omitted)	686	681	736	729	788

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Managed Sectors Variable Account				
	Compass 3				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$50.0213	$45.0995	$36.3604	$31.2371	$23.8258
Investment income	$ 0.4727	$ 0.2543	$ 0.2328	$ 0.2830	$ 0.3259
Expenses	1.2902	1.0369	0.9264	0.7511	0.6452
Net investment loss	$ (0.8175)	$ (0.7826)	$ (0.6936)	$ (0.4681)	$ (0.3193)
Net realized and unrealized gain on investments and foreign currency transactions	42.6665	5.7044	9.4327	5.5914	7.7306
Net increase in unit value	$41.8490	$ 4.9218	$ 8.7391	$ 5.1233	$ 7.4113
Unit value:					
Net asset value — end of period	$91.8703	$50.0213	$45.0995	$36.3604	$31.2371
Ratios (to average net assets):					
Expenses†##	0.84%	0.84%	0.85%	0.85%	0.87%
Net investment loss	(1.30)%	(1.59)%	(1.60)%	(1.36)%	(1.07)%
Portfolio turnover	417%	159%	103%	64%	115%
Number of units outstanding at end of year (000 Omitted)	785	988	1,258	1,552	1,729

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Managed Sectors Variable Account				
	Compass 3 – Level 2				
	Year Ended December 31,				Period Ended December 31,
	1999	1998	1997	1996	1995#
Per unit data:*					
Net asset value — beginning of period	$16.0677	$14.4652	$11.6449	$ 9.9892	$10.0000
Investment income	$ 0.1592	$ 0.0880	$ 0.0831	$ 0.0873	$ 0.0231
Expenses	0.4006	0.3308	0.3015	0.2287	0.0539
Net investment loss	$ (0.2414)	$ (0.2428)	$ (0.2184)	$ (0.1414)	$ (0.0308)
Net realized and unrealized gain on investments and foreign currency transactions	13.7276	1.8453	3.0387	1.7971	0.0200
Net increase (decrease) in unit value	$13.4862	$ 1.6025	$ 2.8203	$ 1.6557	$ (0.0108)
Unit value:					
Net asset value — end of period	$29.5539	$16.0677	$14.4652	$11.6449	$ 9.9892
Ratios (to average net assets):					
Expenses†##	0.84%	0.84%	0.85%	0.85%	0.87%††
Net investment loss	(1.30)%	(1.59)%	(1.60)%	(1.36)%	(1.07)%††
Portfolio turnover	417%	159%	103%	64%	115%
Number of units outstanding at end of year (000 Omitted)	3,115	2,542	2,156	1,204	418

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Money Market Variable Account				
	Compass 2				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$18.3907	$17.7451	$17.1109	$16.5213	$15.8699
Investment income	$ 0.9598	$ 0.9924	$ 0.9600	$ 0.9058	$ 0.9560
Expenses	0.3536	0.3468	0.3258	0.3162	0.3046
Net investment income	$ 0.6062	$ 0.6456	$ 0.6342	$ 0.5896	$ 0.6514
Net increase in unit value	$ 0.6062	$ 0.6456	$ 0.6342	$ 0.5896	$ 0.6514
Unit value:					
Net asset value — end of period	$18.9969	$18.3907	$17.7451	$17.1109	$16.5213
Ratios (to average net assets):					
Expenses†##	0.58%	0.59%	0.59%	0.58%	0.58%
Net investment loss	3.25%	3.58%	3.56%	3.49%	4.00%
Number of units outstanding at end of year (000 Omitted)	3,749	4,123	4,639	5,208	6,501

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Money Market Variable Account				
	Compass 3				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$15.1544	$14.6369	$14.1277	$13.6545	$13.1291
Investment income	$ 0.7807	$ 0.8199	$ 0.7782	$ 0.7437	$ 0.7885
Expenses	0.2967	0.3024	0.2690	0.2705	0.2631
Net investment income	$ 0.4840	$ 0.5175	$ 0.5092	$ 0.4732	$ 0.5254
Net increase in unit value	$ 0.4840	$ 0.5175	$ 0.5092	$ 0.4732	$ 0.5254
Unit value:					
Net asset value — end of period	$15.6384	$15.1544	$14.6369	$14.1277	$13.6545
Ratios (to average net assets):					
Expenses†##	0.58%	0.59%	0.59%	0.58%	0.58%
Net investment income	3.25%	3.58%	3.56%	3.49%	4.00%
Number of units outstanding at end of year (000 Omitted)	863	1,370	1,160	1,930	3,929

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Money Market Variable Account Compass 3 – Level 2				
	Year Ended December 31,				Period Ended December 31,
	1999	1998	1997	1996	1995#
Per unit data:*					
Net asset value — beginning of period	$11.2593	$10.8587	$10.4654	$10.0997	$10.0000
Investment income	$ 0.5792	$ 0.6068	$ 0.5838	$ 0.5993	$ 0.1358
Expenses	0.2023	0.2062	0.1905	0.2336	0.0361
Net investment income	$ 0.3769	$ 0.4006	$ 0.3933	$ 0.3657	$ 0.0997
Net increase in unit value	$ 0.3769	$ 0.4006	$ 0.3933	$ 0.3657	$ 0.0997
Unit value:					
Net asset value — end of period	$11.6362	$11.2593	$10.8587	$10.4654	$10.0997
Ratios (to average net assets):					
Expenses†##	0.58%	0.59%	0.59%	0.58%	0.58%††
Net investment income	3.25%	3.58%	3.56%	3.49%	4.00%††
Number of units outstanding at end of year (000 Omitted)	3,875	3,141	1,104	897	561

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Total Return Variable Account				
	Compass 2				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$33.2507	$30.1563	$25.0444	$22.2577	$17.4729
Investment income	$ 1.3733	$ 1.3940	$ 1.3666	$ 1.1203	$ 1.0394
Expenses	0.7013	0.6750	0.6070	0.4844	0.4118
Net investment income	$ 0.6720	$ 0.7190	$ 0.7596	$ 0.6359	$ 0.6276
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.1942)	2.3754	4.3523	2.1508	4.1572
Net increase in unit value	$ 0.4778	$ 3.0944	$ 5.1119	$ 2.7867	$ 4.7848
Unit value:					
Net asset value — end of period	$33.7285	$33.2507	$30.1563	$25.0444	$22.2577
Ratios (to average net assets):					
Expenses†##	0.83%	0.82%	0.83%	0.82%	0.83%
Net investment income	1.90%	2.10%	2.32%	2.59%	2.99%
Portfolio turnover	106%	125%	111%	140%	105%
Number of units outstanding at end of year (000 Omitted)	2,925	3,495	3,956	4,414	4,801

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Total Return Variable Account				
	Compass 3				
	Year Ended December 31,				
	1999	1998	1997	1996	1995
Per unit data:*					
Net asset value — beginning of period	$32.7131	$29.7131	$24.7133	$21.9966	$17.2937
Investment income	$ 1.3153	$ 1.3028	$ 1.1487	$ 1.0817	$ 1.0122
Expenses	0.7274	0.6835	0.5870	0.5068	0.4358
Net investment income	$ 0.5879	$ 0.6193	$ 0.5617	$ 0.5749	$ 0.5764
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.1670)	2.3807	4.4381	2.1418	4.1265
Net increase in unit value	$ 0.4209	$ 3.0000	$ 4.9998	$ 2.7167	$ 4.7029
Unit value:					
Net asset value — end of period	$33.1340	$32.7131	$29.7131	$24.7133	$21.9966
Ratios (to average net assets):					
Expenses†##	0.83%	0.82%	0.83%	0.82%	0.83%
Net investment income	1.90%	2.10%	2.32%	2.59%	2.99%
Portfolio turnover	106%	125%	111%	140%	105%
Number of units outstanding at end of year (000 Omitted)	2,125	2,943	4,024	5,177	6,322

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Total Return Variable Account				
	Compass 3 – Level 2				
	Year Ended December 31,				Period Ended December 31,
	1999	1998	1997	1996	1995#
Per unit data:*					
Net asset value — beginning of period	$15.6760	$14.2173	$11.8074	$10.4938	$10.0000
Investment income	$ 0.6416	$ 0.6344	$ 0.5718	$ 0.5280	$ 0.1247
Expenses	0.3306	0.3107	0.2715	0.2317	0.0525
Net investment income	$ 0.3110	$ 0.3237	$ 0.3003	$ 0.2963	$ 0.0722
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.0857)	1.1350	2.1096	1.0173	0.4216
Net increase in unit value	$ 0.2253	$ 1.4587	$ 2.4099	$ 1.3136	$ 0.4938
Unit value:					
Net asset value — end of period	$15.9013	$15.6760	$14.2173	$11.8074	$10.4938
Ratios (to average net assets):					
Expenses†##	0.83%	0.82%	0.83%	0.82%	0.83%††
Net investment income	1.90%	2.10%	2.32%	2.59%	2.99%††
Portfolio turnover	106%	125%	111%	140%	105%
Number of units outstanding at end of year (000 Omitted)	6,729	6,702	5,260	3,717	1,637

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Notes to Financial Statements

(1) Organization

Capital Appreciation Variable Account, Global Governments Variable Account (formerly World Governments Variable Account), Government Securities Variable Account, High Yield Variable Account, Managed Sectors Variable Account, Money Market Variable Account, and Total Return Variable Account (the Variable Account(s)) are separate accounts established by Sun Life Assurance Company of Canada (U.S.), the Sponsor, in connection with the issuance of Compass 2 and Compass 3 combination fixed/variable annuity contracts. Capital Appreciation Variable Account, Government Securities Variable Account, Money Market Variable Account, and Total Return Variable Account operate as open-end, diversified management investment companies, and Global Governments Variable Account, High Yield Variable Account, and Managed Sectors Variable Account operate as open-end, non-diversified management investment companies as those terms are defined in the Investment Company Act of 1940, as amended.

(2) Significant Accounting Policies

General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investments in foreign securities are vulnerable to the effects of changes in the relative values of the local currency and the U.S. dollar and to the effects of changes in each country's legal, political, and economic environment.

Investment Valuations

Equity securities listed on securities exchanges or reported through the NASDAQ system are reported at market value using last sale prices. Unlisted equity securities or listed equity securities for which last sale prices are not available are reported at market value using last quoted bid prices. Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues and forward contracts, are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Money market instruments are valued at amortized cost, which the Trustees have determined in good faith approximates market value. The Account's use of amortized cost is subject to the Account's compliance with certain conditions as specified under Rule 2a-7 of the Investment Company Act of 1940. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Non-U.S. dollar denominated short-term obligations are valued at amortized cost as calculated in the foreign currency and translated into U.S. dollars at the closing daily exchange rate. Futures contracts, options, and options on futures contracts listed on commodities exchanges are reported at market value using closing settlement prices. Over-the-counter options on securities are valued by brokers. Over-the-counter currency options are

valued through the use of a pricing model which takes into account foreign currency exchange spot and forward rates, implied volatility, and short-term repurchase rates. Securities for which there are no such quotations or valuations are valued in good faith, at fair value by the Boards of Managers.

Repurchase Agreements

Certain Variable Accounts may enter into repurchase agreements with institutions that the Variable Account's investment adviser has determined are creditworthy. Each repurchase agreement is recorded at cost. The Variable Accounts require that the securities collateral in a repurchase transaction be transferred to the custodian in a manner sufficient to enable the Account to obtain those securities in the event of a default under the repurchase agreement. The Variable Accounts monitor, on a daily basis, the value of the collateral to ensure that its value, including accrued interest, is greater than the amount owed to the Variable Account under each such repurchase agreement. The Variable Accounts, along with other affiliated entities of Massachusetts Financial Services Company (MFS), may utilize a joint trading account for the purpose of entering into one or more repurchase agreements.

Foreign Currency Translation

Investment valuations, other assets, and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates. Purchases and sales of foreign investments, income, and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions. Gains and losses attributable to foreign currency exchange rates on sales of securities are recorded for financial statement purposes as net realized gains and losses on investments. Gains and losses attributable to foreign exchange rate movements on income and expenses are recorded for financial statement purposes as foreign currency transaction gains and losses. That portion of both realized and unrealized gains and losses on investments that results from fluctuations in foreign currency exchange rates is not separately disclosed.

Written Options

Certain Variable Accounts may write call or put options in exchange for a premium. The premium is initially recorded as a liability which is subsequently adjusted to the current value of the options contract. When a written option expires, the Account realizes a gain equal to the amount of the premium received. When a written call option is exercised or closed, the premium received is offset against the proceeds to determine the realized gain or loss. When a written put option is exercised, the premium reduces the cost basis of the security purchased by the Account. The Account, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and, as a result, bears the market risk of an unfavorable change in the price of the securities underlying the written option. In general, written call options may serve as a partial hedge against decreases in value in the underlying securities to the extent of the premium received. Written options may also be used as part of an income producing strategy reflecting the view of the Variable Account's management on the direction of interest rates.

Forward Foreign Currency Exchange Contracts

Certain Variable Accounts may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. The Accounts may enter into forward contracts for hedging purposes as well as for non-hedging purposes. For hedging purposes, certain Variable Accounts may enter into contracts to deliver or receive foreign currency they will receive from or require for their normal investment activities. The Accounts may also use contracts in a manner intended to protect foreign currency-denominated securities from declines in value due to unfavorable exchange rate movements. For non-hedging purposes, certain Variable Accounts may enter into contracts with the intent of changing the relative exposure of the Accounts' portfolio of securities to different currencies to take advantage of anticipated changes. The forward foreign currency exchange contracts are adjusted by the daily exchange rate of the underlying currency and any gains or losses are recorded as unrealized until the contract settlement date. On contract settlement date, the gains or losses are recorded as realized gains or losses on foreign currency transactions.

Federal Income Taxes

The Variable Accounts are funding vehicles for individual variable annuities. The operations of the Variable Accounts are part of the operations of Sun Life Assurance Company of Canada (U.S.), the Sponsor, and are not taxed separately; the Variable Accounts are not taxed as regulated investment companies. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Accordingly, no provision for federal income or excise tax is necessary. Foreign taxes have been provided for on interest and dividend income earned on foreign investments in accordance with the applicable country's tax rates and to the extent unrecoverable are recorded as a reduction of investment income.

Investment Transactions and Income

Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All discount is accreted for financial statement purposes. Dividends received in cash are recorded on the ex-dividend date. Dividend and interest payments received in additional securities are recorded on the ex-dividend or ex-interest date in an amount equal to the value of the security on such date.

Certain of the Variable Accounts use the effective interest method for reporting interest income on payment-in-kind (PIK) bonds. Legal fees and other related expenses incurred to preserve and protect the value of a security owned are added to the cost of the security; other legal fees are expensed. Capital infusions made directly to the security issuer, which are generally non-recurring, incurred to protect or enhance the value of high-yield debt securities, are reported as additions to the cost basis of the security. Costs that are incurred to negotiate the terms or conditions of capital infusions or that are

expected to result in a plan of reorganization are reported as realized losses. Ongoing costs incurred to protect or enhance an investment, or costs incurred to pursue other claims or legal actions, are expensed.

Fees Paid Indirectly

The Variable Account's custody fee is calculated as a percentage of the Variable Account's month end net assets. The fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by the Variable Accounts. During the period, each Variable Account's custodian fees were reduced under this arrangement. The Capital Appreciation Variable Account and Managed Sectors Variable Account have entered into a directed brokerage agreement, under which the broker will credit the Variable Account a portion of the commissions generated to offset certain expenses of the Variable Account. For the period, the Variable Accounts' custodian fees were reduced under this agreement. These amounts are shown as reductions of expenses on the Statements of Operations.

	Capital Appreciation Account	Managed Sectors Account
Balance credits	$14	$5
Directed brokerage credits	15	3
	$29	$8

(3) Contract Charges

The Sponsor makes a deduction from the Variable Accounts at the end of each valuation period, during both the accumulation period and after annuity payments begin, for assuming the mortality and expense risks under the contracts. The rate of the deduction may be changed annually but in no event may it exceed 1.25% of the average net assets of each Variable Account attributable to Compass 3 contracts, or, with respect to Compass 2 contracts, 1.30% of the assets of Capital Appreciation Variable Account, Government Securities Variable Account, High Yield Variable Account, and Money Market Variable Account, or 1.25% of the assets of Global Governments Variable Account, Managed Sectors Variable Account, and Total Return Variable Account attributable to such contracts.

For assuming the distribution expense risk under Compass 3 contracts, the Sponsor makes a deduction from the Variable Accounts at the end of each valuation period for the first seven contract years at an effective annual rate of 0.15% of the net assets of the Variable Accounts attributable to such contracts. Contracts are transferred from Compass 3 to Compass 3 — Level 2 in the month following the seventh contract anniversary. No deduction is made after the seventh contract anniversary. No deduction is made with respect to assets attributable to Compass 2 contracts.

Each year, on the contract anniversary, a contract maintenance charge of $25 with respect to Compass 2 contracts and $30 with respect to Compass 3 contracts is deducted from each contract's accumulation account and paid the Sponsor to cover administrative expenses relating to the contract. After the annuity commencement date, the annual contract maintenance charge is deducted pro rata from each annuity payment made during the year.

The Sponsor does not deduct a sales charge from purchase payments. However, a withdrawal charge (contingent deferred sales charge) may be deducted to cover certain expenses relating to the sale of the contract. In no event shall the aggregate withdrawal charges (including the distribution expense charge described above applicable to Compass 3 contracts) exceed 5% of the purchase payments made under a Compass 2 contract or 9% of the purchase payments made under a Compass 3 contract.

(4) Annuity Reserves

Annuity reserves for contracts with annuity commencement dates prior to February 1, 1987, have been calculated using the 1971 Individual Annuitant Mortality Table. Annuity reserves for contracts with annuity commencement dates on or after February 1, 1987, are calculated using the 1983 Individual Annuitant Mortality Table. Annuity reserves for contracts in payment period are calculated using an assumed interest rate of 4%. Required adjustments are accomplished by transfers to or from the Sponsor.

(5) Management Agreements

The Management Agreements provide that the Variable Accounts will pay the Investment Adviser, Massachusetts Financial Services Company, an affiliate of the Sponsor, a fee computed daily and paid monthly at an effective annual rate based on a percentage of each Variable Account's average daily net assets as follows:

	Annual Rate of Management Fee Based on Average Daily Net Assets Not Exceeding $300 Million	Annual Rate of Management Fee Based on Average Daily Net Assets in Excess of $300 Million
Capital Appreciation Variable Account	0.75%	0.675%
Global Governments Variable Account	0.75%	0.675%
Government Securities Variable Account	0.55%	0.495%
High Yield Variable Account	0.75%	0.675%
Managed Sectors Variable Account	0.75%	0.675%
Money Market Variable Account	0.50%	0.500%
Total Return Variable Account	0.75%	0.675%

The agreements also provide that the Investment Adviser will pay certain Variable Account expenses in excess of 1.25% of the average daily net assets of each Variable Account for any calendar year. The Variable Accounts pay no compensation directly to their officers or members of the Boards of Managers who are affiliated with the Investment Adviser or the Sponsor.

Administrator

The Accounts have an administrative services agreement with MFS to provide the Accounts with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, the Accounts pay MFS an administrative fee at the following annual percentages of the Accounts' average daily net assets:

First $1 billion	0.0150%
Next $1 billion	0.0125%
Next $1 billion	0.0100%
In excess of $3 billion	0.0000%

(6) Portfolio Securities

Purchases and sales of investments, other than U.S. government securities, purchased option transactions, and short-term obligations, were as follows:

	Purchases	Sales
Capital Appreciation Variable Account	$597,896,753	$667,278,393
Global Governments Variable Account	12,009,026	16,253,150
Government Securities Variable Account	9,480,722	815,148
High Yield Variable Account	215,688,821	232,519,523
Managed Sectors Variable Account	556,031,735	554,885,953
Money Market Variable Account*	578,408,288	608,045,766
Total Return Variable Account	189,546,381	225,644,124

Purchases and sales of U.S. government securities, other than purchased option transactions and short-term obligations, were as follows:

	Purchases	Sales
Capital Appreciation Variable Account	$ —	$ 17,320,004
Global Governments Variable Account	13,881,824	15,539,873
Government Securities Variable Account	114,946,927	132,521,389
Money Market Variable Account*	6,281,992,393	6,257,760,014
Total Return Variable Account	119,679,164	117,116,688

*Purchases and sales of investments for Money Market Variable Account consist solely of short-term obligations.

(7) High Yield Securities and Financial Instruments

Although the High Yield Variable Account has a diversified portfolio, its portfolio is invested in high-yield securities rated below investment grade or which are unrated. Investments in high-yield securities involve greater degrees of credit and market risk than investments in higher-rated securities and tend to be more sensitive to economic conditions.

Certain Variable Accounts trade financial instruments with off-balance sheet risk in the normal course of their investing activities in order to manage exposure to market risks such as interest rates and foreign currency exchange rates. These financial instruments include written options, forward foreign currency exchange contracts, and futures contracts. The notional or contractual amounts of these instruments represent the investment the Variable Accounts have in particular classes of financial instruments and do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered.

Written Option Transactions
Global Governments Variable Account

	Number of Contracts (000 Omitted)	Premiums
Outstanding, beginning of year	1	$ 14,200
Options written	38	393,195
Options terminated in closing transactions	(23)	(248,834)
Options exercised	(1)	(2,424)
Options expired	(10)	(88,723)
Outstanding, end of year	5	$ 67,414

Certain options denominated in foreign currencies have been redenominated in accordance with the Euro Conversion.

At December 31, 1999, the Global Governments Variable Account had sufficient cash and/or securities at least equal to the value of the written options.

Forward Foreign Currency Exchange Contracts
Global Governments Variable Account

Account	Transaction	Settlement Date		Contracts to Deliver/Receive	Contracts at Value	In Exchange For	Net Unrealized Appreciation (Depreciation)
Global Governments Variable Account	Sales	3-15-00	AUD	106,322	$ 69,563	$ 67,818	$ (1,745)
		3-15-00	DKK	2,519,172	342,906	349,918	7,012
		2-17-00	EUR	55,108	55,680	56,100	420
		3-15-00	JPY	61,242,743	606,215	606,412	197
		3-15-00	NZD	142,196	74,182	72,762	(1,420)
					$1,148,546	$1,153,010	$ 4,464
	Purchases						
		03-15-00	AUD	380,065	$ 248,665	$ 245,066	$ 3,599
		03-15-00	CHF	613,200	388,404	398,311	(9,907)
		03-15-00	EUR	292,983	296,607	296,446	161
		03-15-00	JPY	430,552,587	4,261,849	4,204,615	57,234
		02-17-00	PLN	433,821	103,600	102,000	1,600
					$5,299,125	$5,246,438	$52,687

At December 31, 1999, forward foreign currency purchases and sales under master netting agreements for the Global Governments Variable Account excluded above amounted to a net receivable of $9,628 with Deutsche Bank and $1,592 with First Boston, and a net payable of $41,690 with Merrill Lynch.

At December 31, 1999, the Global Governments Variable Account had sufficient cash and/or securities to cover any commitments under these contracts.

High Yield Variable Account

At December 31, 1999, forward foreign currency purchases and sales under master netting agreements for the High Yield Variable Account amounted to a net receivable of $6,856 with Deutsche Bank.

At December 31, 1999, the High Yield Variable Account had sufficient cash and/or securities to cover any commitments under these contracts.

See page 38 for an explanation of abbreviations used to indicate amounts shown in currencies other than the U.S. dollar.

(8) Restricted Securities

Certain of the Variable Accounts may invest in securities which are subject to legal or contractual restrictions on resale. At December 31, 1999, High Yield Variable Account owned the following restricted securities, excluding securities issued under Rule 144A (consisting of 1.7% of the Account's net assets) which may not be publicly sold without registration under the Securities Act of 1933. The Variable Account does not have the right to demand that such securities be registered. The value of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, in good faith, at fair value, by the Boards of Managers.

Account	Description	Date of Acquisition	Share/Par Amount	Cost	Value
High Yield Variable Account	Airplane Pass Through Trust, 10.875s, 2019	3/13/96	$ 750,000	$ 750,000	$ 649,211
	Atlantic Gulf Communities Corp.	9/25/95	150	0	7
	Envirosource Inc.	7/30/90	238	7,288	183
	Merrill Lynch Mortgage Investors Inc., 8.426s, 2022	6/22/94	1,000,000	693,125	935,625
	NTL Communications Corp., 0s to 2004, 9.75s to 2009	4/8/99	GBP 700,000	747,341	644,066
				$2,197,754	$2,229,092

(9) Participant Transactions

The changes in net assets from changes in numbers of outstanding units were as follows:

	Year Ended December 31, 1999 (000 Omitted)									
	Purchase Payments Received		Transfers Between Variable Accounts and Fixed Accumulation Account		Withdrawals, Surrenders, Annuitizations, and Contract Charges		Net Accumulation Activity		Net Annuitization Activity	Net Increase (Decrease)
	Units	Dollars	Units	Dollars	Units	Dollars	Units	Dollars	Dollars	Dollars
Capital Appreciation Variable Account										
Compass 2 Contracts.	78	$ 4,937	(245)	$(17,308)	(877)	$(64,867)	(1,044)	$(77,238)	$(613)	$(77,851)
Compass 3 Contracts	253	12,002	(667)	(32,192)	(214)	(10,493)	(628)	(30,683)	(190)	(30,873)
Compass 3 Level 2 Contracts . .	134	2,496	1,286	26,221	(843)	(17,094)	577	11,623	80	11,703
		$19,435		$(23,279)		$(92,454)		$(96,298)	$(723)	$(97,021)
Global Governments Variable Account										
Compass 2 Contracts.	4	$ 77	(39)	$ (776)	(49)	$ (970)	(84)	$ (1,669)	$ (6)	$ (1,675)
Compass 3 Contracts.	30	551	(103)	(2,012)	(31)	(599)	(104)	(2,060)	92	(1,968)
Compass 3 Level 2 Contracts . .	23	230	48	612	(125)	(1,417)	(54)	(575)	(117)	(692)
		$ 858		$ (2,176)		$ (2,986)		$ (4,304)	$ (31)	$ (4,335)
Government Securities Variable Account										
Compass 2 Contracts.	55	$ 1,402	120	$ 3,387	(698)	$(20,119)	(523)	$(15,330)	$(207)	$(15,537)
Compass 3 Contracts.	77	1,532	(144)	(2,931)	(83)	(1,674)	(150)	(3,073)	29	(3,044)
Compass 3 Level 2 Contracts . .	32	326	449	5,349	(372)	(4,392)	109	1,283	3	1,286
		$ 3,260		$ 5,805		$(26,185)		$(17,120)	$(175)	$(17,295)
High Yield Variable Account										
Compass 2 Contracts.	36	$ 1,035	(119)	$ (4,028)	(519)	$(17,173)	(602)	$(20,166)	$(266)	$(20,432)
Compass 3 Contracts.	56	1,349	(223)	(5,694)	(71)	(1,743)	(238)	(6,088)	(4)	(6,092)
Compass 3 Level 2 Contracts . .	22	248	255	1,826	(247)	(3,214)	30	(1,140)	(1)	(1,141)
		$ 2,632		$ (7,896)		$(22,130)		$(27,394)	$(271)	$(27,665)
Managed Sectors Variable Account										
Compass 2 Contracts.	13	$ 656	142	$ 9,078	(150)	$ (9,137)	5	$ 597	$ (65)	$ 532
Compass 3 Contracts.	104	5,884	(219)	(12,153)	(88)	(5,189)	(203)	(11,458)	(126)	(11,584)
Compass 3 Level 2 Contracts . .	67	1,194	910	17,015	(404)	(7,694)	573	10,515	22	10,537
		$ 7,734		$ 13,940		$(22,020)		$ (346)	$(169)	$ (515)
Money Market Variable Account										
Compass 2 Contracts.	57	$ 963	492	$ 9,356	(923)	$(17,240)	(374)	$ (6,921)	$ 163	$ (6,758)
Compass 3 Contracts.	140	2,101	(386)	(5,854)	(261)	(3,996)	(507)	(7,749)	69	(7,680)
Compass 3 Level 2 Contracts . .	55	611	1,397	16,240	(718)	(8,218)	734	8,633	112	8,745
		$ 3,675		$ 19,742		$(29,454)		$ (6,037)	$ 344	$ (5,693)
Total Return Variable Account										
Compass 2 Contracts.	42	$ 1,269	(50)	$ (1,492)	(562)	$(18,922)	(570)	$(19,145)	$(164)	$(19,309)
Compass 3 Contracts.	278	9,002	(822)	(27,062)	(274)	(9,067)	(818)	(27,127)	(177)	(27,304)
Compass 3 Level 2 Contracts . .	161	2,311	1,286	20,743	(1,420)	(22,592)	27	462	125	587
		$12,582		$ (7,811)		$(50,581)		$(45,810)	$(216)	$(46,026)

The changes in net assets from changes in numbers of outstanding units were as follows:

	Year Ended December 31, 1998 (000 Omitted)									
	Purchase Payments Received		Transfers Between Variable Accounts and Fixed Accumulation Account		Withdrawals, Surrenders, Annuitizations, and Contract Charges		Net Accumulation Activity		Net Annuitization Activity	Net Increase (Decrease)
	Units	Dollars	Units	Dollars	Units	Dollars	Units	Dollars	Dollars	Dollars
Capital Appreciation Variable Account										
Compass 2 Contracts.	102	$ 6,364	60	$ (6)	(887)	$(55,152)	(725)	$(48,794)	$(727)	$(49,521)
Compass 3 Contracts.	354	14,559	(616)	(26,093)	(239)	(9,890)	(501)	(21,424)	17	(21,407)
Compass 3 Level 2 Contracts . .	115	1,934	1,662	27,672	(693)	(11,796)	1,084	17,810	185	17,995
		$22,857		$ 1,573		$(76,838)		$(52,408)	$(525)	$(52,933)
Global Governments Variable Account										
Compass 2 Contracts.	6	$ 109	(68)	$ (1,243)	(76)	$ (1,436)	(138)	$ (2,570)	$ (9)	$ (2,579)
Compass 3 Contracts.	37	680	(197)	(3,626)	(50)	(930)	(210)	(3,876)	(6)	(3,882)
Compass 3 Level 2 Contracts . .	15	170	129	1,430	(119)	(1,295)	25	305	(29)	276
		$ 959		$ (3,439)		$ (3,661)		$ (6,141)	$ (44)	$ (6,185)
Government Securities Variable Account										
Compass 2 Contracts.	62	$ 1,766	(156)	$ (4,444)	(768)	$(21,806)	(862)	$(24,484)	$ 102	$(24,382)
Compass 3 Contracts.	99	1,989	(255)	(5,114)	(123)	(2,437)	(279)	(5,562)	(30)	(5,592)
Compass 3 Level 2 Contracts . .	34	400	440	5,112	(260)	(3,037)	214	2,475	(28)	2,447
		$ 4,155		$ (4,446)		$(27,280)		$(27,571)	$ 44	$(27,527)
High Yield Variable Account										
Compass 2 Contracts.	48	$ 1,587	(277)	$ (9,607)	(528)	$(17,504)	(757)	$(25,524)	$(211)	$(25,735)
Compass 3 Contracts.	89	2,170	(549)	(14,601)	(84)	(2,063)	(544)	(14,494)	1	(14,493)
Compass 3 Level 2 Contracts . .	21	268	(959)	(14,226)	(132)	(1,709)	(1,070)	(15,667)	0	(15,667)
		$ 4,025		$(38,434)		$(21,276)		$(55,685)	$(210)	$(55,895)
Managed Sectors Variable Account										
Compass 2 Contracts.	17	$ 802	10	$ 614	(82)	$ (3,946)	(55)	$ (2,530)	$ (28)	$ (2,558)
Compass 3 Contracts.	149	6,996	(324)	(14,730)	(95)	(4,526)	(270)	(12,260)	(29)	(12,289)
Compass 3 Level 2 Contracts . .	64	974	662	10,136	(341)	(5,161)	385	5,949	161	6,110
		$ 8,772		$ (3,980)		$(13,633)		$ (8,841)	$ 104	$ (8,737)
Money Market Variable Account										
Compass 2 Contracts.	53	$ 949	555	$ 10,086	(1,122)	$(20,256)	(514)	$ (9,221)	$(253)	$ (9,474)
Compass 3 Contracts.	137	2,092	392	5,800	(319)	(4,734)	210	3,158	(80)	3,078
Compass 3 Level 2 Contracts . .	24	263	2,482	27,510	(469)	(5,201)	2,037	22,572	(1)	22,571
		$ 3,304		$ 43,396		$(30,191)		$ 16,509	$(334)	$ 16,175
Total Return Variable Account										
Compass 2 Contracts.	52	$ 1,638	43	$ 1,444	(555)	$(17,577)	(460)	$(14,495)	$(359)	$(14,854)
Compass 3 Contracts.	365	11,428	(1,041)	(32,472)	(406)	(12,759)	(1,082)	(33,803)	24	(33,779)
Compass 3 Level 2 Contracts . .	136	2,043	2,092	31,278	(786)	(11,792)	1,442	21,529	22	21,551
		$15,109		$ 250		$(42,128)		$(26,769)	$(313)	$(27,082)

(10) Detailed Statement of Operations—Year Ended December 31, 1999 (000 Omitted)

	Capital Appreciation Variable Account						
	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$ 965	$ 14	$ 192	$—	$ 206	$ 1	$ 1,378
Dividends	1,763	26	352	1	372	2	2,516
Total investment income	$ 2,728	$ 40	$ 544	$ 1	$ 578	$ 3	$ 3,894
Expenses	10,418	56	2,170	2	2,175	4	14,825
Net investment loss	$ (7,690)	$ (16)	$ (1,626)	$ (1)	$ (1,597)	$ (1)	$ (10,931)
Realized and unrealized gain on investments:							
Net realized gain	$ 90,849	$1,343	$17,897	$43	$20,008	$ 99	$130,239
Net unrealized gain	60,137	951	11,382	28	14,765	66	87,329
Net realized and unrealized gain on investments	$150,986	$2,294	$29,279	$71	$34,773	$165	$217,568
Increase in net assets from operations	$143,296	$2,278	$27,653	$70	$33,176	$164	$206,637

	Global Governments Variable Account						
	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$ 268	$ 4	$ 243	$ 2	$ 419	$ 1	$ 937
Total investment income	$ 268	$ 4	$ 243	$ 2	$ 419	$ 1	$ 937
Expenses	118	1	110	—	180	—	409
Net investment income	$ 150	$ 3	$ 133	$ 2	$ 239	$ 1	$ 528
Realized and unrealized gain (loss) on investments:							
Net realized loss	$ (64)	$(1)	$ (50)	$ —	$(124)	$—	$ (239)
Net unrealized loss	(450)	(6)	(404)	(56)	(689)	74	(1,531)
Net realized and unrealized gain (loss) on investments	$(514)	$(7)	$(454)	$(56)	$(813)	$74	$(1,770)
Increase (decrease) in net assets from operations	$(364)	$(4)	$(321)	$(54)	$(574)	$75	$(1,242)

Detailed Statement of Operations — continued

	Government Securities Variable Account						
	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$ 9,285	$ 179	$ 1,137	$ 8	$ 1,341	$ 6	$ 11,956
Total investment income	$ 9,285	$ 179	$ 1,137	$ 8	$ 1,341	$ 6	$ 11,956
Expenses	2,555	16	330	—	359	1	3,261
Net investment income	$ 6,730	$ 163	$ 807	$ 8	$ 982	$ 5	$ 8,695
Realized and unrealized loss on investments:							
Net realized loss	$ (1,105)	$ (21)	$ (134)	$ (1)	$ (162)	$(1)	$ (1,424)
Net unrealized loss	(9,480)	(461)	(1,144)	(91)	(1,388)	(6)	(12,570)
Net realized and unrealized loss on investments	$(10,585)	$(482)	$(1,278)	$(92)	$(1,550)	$(7)	$(13,994)
Decrease in net assets from operations	$ (3,855)	$(319)	$ (471)	$(84)	$ (568)	$(2)	$ (5,299)

	High Yield Variable Account						
	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$11,313	$248	$1,389	$ 2	$2,272	$ 1	$15,225
Dividends	84	2	11	—	20	—	117
Total investment income	$11,397	$250	$1,400	$ 2	$2,292	$ 1	$15,342
Expenses	2,456	22	316	—	480	—	3,274
Net investment income	$ 8,941	$228	$1,084	$ 2	$1,812	$ 1	$12,068
Realized and unrealized gain (loss) on investments:							
Net realized loss	$ (2,948)	$ (65)	$ (363)	$—	$ (473)	$—	$ (3,849)
Net unrealized gain (loss)	(8)	(5)	271	—	838	—	1,096
Net realized and unrealized gain (loss) on investments	$ (2,956)	$ (70)	$ (92)	$—	$ 365	$—	$ (2,753)
Increase in net assets from operations	$ 5,985	$158	$ 992	$ 2	$2,177	$ 1	$ 9,315

Notes to Financial Statements — continued

Detailed Statement of Operations — continued

	Managed Sectors Variable Account						
	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$ 237	$ 2	$ 290	$—	$ 322	$ 1	$ 852
Dividends	95	1	124	—	129	1	350
Total investment income	$ 332	$ 3	$ 414	$—	$ 451	$ 2	$ 1,202
Expenses	837	3	1,130	—	1,138	2	3,110
Net investment loss	$ (505)	$ —	$ (716)	$—	$ (687)	$ —	$ (1,908)
Realized and unrealized gain on investments:							
Net realized gain	$11,725	$ 93	$15,233	$ 6	$15,711	$ 75	$ 42,843
Net unrealized gain	17,496	141	19,614	8	25,696	115	63,070
Net realized and unrealized gain on investments	$29,221	$234	$34,847	$14	$41,407	$190	$105,913
Increase in net assets from operations	$28,716	$234	$34,131	$14	$40,720	$190	$104,005

	Money Market Variable Account						
	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$3,645	$ 67	$799	$ 4	$1,693	$ 2	$6,210
Total investment income	$3,645	$ 67	$799	$ 4	$1,693	$ 2	$6,210
Expenses	1,341	8	311	—	603	—	2,263
Net investment income	$2,304	$ 59	$488	$ 4	$1,090	$ 2	$3,947
Increase in net assets from operations	$2,304	$ 59	$488	$ 4	$1,090	$ 2	$3,947

Detailed Statement of Operations — continued

	Total Return Variable Account						
	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$ 3,032	$ 58	$ 2,279	$ 6	$ 2,996	$ 8	$ 8,379
Dividends	1,330	25	1,001	3	1,313	4	3,676
Total investment income	$ 4,362	$ 83	$ 3,280	$ 9	$ 4,309	$ 12	$ 12,055
Expenses	2,253	17	1,817	2	2,225	2	6,316
Net investment income	$ 2,109	$ 66	$ 1,463	$ 7	$ 2,084	$ 10	$ 5,739
Realized and unrealized gain (loss) on investments:							
Net realized gain	$ 7,407	$ 139	$ 5,734	$ 14	$ 7,118	$ 20	$ 20,432
Net unrealized loss	(7,922)	(150)	(5,920)	(15)	(7,717)	(21)	(21,745)
Net realized and unrealized loss on investments	$ (515)	$ (11)	$ (186)	$ (1)	$ (599)	$ (1)	$ (1,313)
Increase in net assets from operations	$ 1,594	$ 55	$ 1,277	$ 6	$ 1,485	$ 9	$ 4,426

(11) Line of Credit

The Accounts and other affiliated funds participate in an $820 million unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made to temporarily finance the repurchase of Account shares. Interest is charged to each Account, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee allocated to each of the Accounts for the year ended December 31, 1999, ranged from $171 to $5,345.

Independent Auditors' Report

To the Participants in and the Board of Managers of Capital Appreciation Variable Account, Global Governments Variable Account, Government Securities Variable Account, High Yield Variable Account, Managed Sectors Variable Account, Money Market Variable Account, and Total Return Variable Account and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statements of assets and liabilities, including the porfolios of investments, of Capital Appreciation Variable Account, Global Governments Variable Account, Government Securities Variable Account, High Yield Variable Account, Managed Sectors Variable Account, Money Market Variable Account, and Total Return Variable Account (the "Variable Accounts") as of December 31, 1999, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Variable Accounts' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Variable Accounts as of December 31, 1999, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 3, 2000

MFS' Year 2000 Readiness Disclosure

MFS Investment Management®, as an investment adviser and on behalf of the MFS funds, is committed to the effective use of technology in managing our portfolio investments, delivering high-quality service to MFS fund shareholders, retirement plan participants, and MFS' institutional clients, and supporting the financial consultants who sell our products.

MFS can now say that it is ready for the Year 2000. Our testing has demonstrated that MFS' computer hardware and software will recognize "00" as the Year 2000 and will not confuse those digits with 1900. All of our critical business applications and processes have been successfully tested, and we have adopted companywide policies that will help us maintain our readiness through the remainder of the year. Any new technology that is brought into the company before the end of the year will be held to the same stringent standards as our current technology. We have also developed a vendor readiness survey, contacted over 700 of our vendors, and established an ongoing process to review responses, as well as to review readiness statements of new vendors and products.

MFS recognizes that fund shareholders and institutional clients also are concerned about whether the companies whose securities are held in their portfolios are addressing Y2K issues. As part of the MFS Original Research® process of evaluating portfolio investments, one of the many relevant factors that MFS' portfolio managers and research analysts may consider is a company's Y2K readiness.

Y2K readiness is an enormously complex, worldwide issue. No company or institution can guarantee that it will be unaffected by the Y2K issue. While MFS is taking significant steps to protect the integrity of its internal systems, there can be no assurance that these steps will be sufficient to avoid any adverse impact on MFS fund shareholders, retirement plan participants, or institutional clients.

If you have further questions regarding MFS' Year 2000 Readiness Program, please visit our Web site at **www.mfs.com,** call our toll-free line, **1-800-637-4406,** or write to the MFS Year 2000 Program Management Office by e-mail at y2k@mfs.com or by letter at 500 Boylston Street, Boston, MA 02116-3741.

Year 2000 Readiness Disclosure

Sun Life Assurance Company of Canada (U.S.)

The potential hazard of computers having difficulty dealing with the year 2000 has been widely reported in the media. Essentially, the “Y2K” problem stems from some computer software being written in a way that will handle only two digits of a year rather than the full four digits. This becomes a problem when 2000 is perceived as simply “00”, with the result that the computer software interprets the date as 1900 rather than 2000.

Sun Life began working on this problem in 1995 when a Company strategy for dealing with the issue was approved by systems management. It was apparent that effective support from senior management was a key component to successfully correcting Sun Life’s systems. For this reason, in early 1996 Sun Life’s Chairman and CEO delivered a clear mandate to make Y2K a top priority. Since that time project teams have inventoried and assessed nearly 2000 systems around the Company.

The vast majority of Sun Life’s systems have already been tested, and, based on these tests, have been certified as compliant. The relatively few remaining systems will be certified compliant during the course of 1999. Even though relatively few Y2K bugs were actually found during analysis, it has been Sun Life’s policy to test every system before it can be certified as compliant. The price tag for this massive project has been steep — over $100 million (Cdn). However, we consider the money well spent when it means that Sun Life can move into the year 2000 and beyond confident that our systems will support Sun Life’s position as a leader in the financial services industry.

The preceding is a Year 2000 Readiness disclosure pursuant to the Year 2000 Readiness disclosure Act enacted by the United States Congress on October 19, 1998.